EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER
by and among
CONTINENTAL BUYER, INC.,
PREVAIL MERGER SUB, INC.
and
PERFORMANT HEALTHCARE, INC.
Dated as of July 31, 2025

TABLE OF CONTENTS
i

ii

Exhibits
Exhibit A    Form of Certificate of Incorporation of Surviving Corporation
Exhibit B    Form of Bylaws of the Surviving Corporation
iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of July 31, 2025 (this “Agreement”), is made by and among Continental Buyer, Inc., a Delaware corporation (“Parent”), Prevail Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Performant Healthcare, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.3 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.
RECITALS
WHEREAS, the Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which, except as otherwise provided in the Agreement, each share of common stock, $0.0001 par value per share, of the Company (“Company Common Stock”, and the shares thereof, the “Shares”) issued and outstanding immediately prior to the Effective Time shall be converted solely into the right to receive the Merger Consideration;
WHEREAS, the Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, approved for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger;
WHEREAS, the Board of Directors of Parent has approved this Agreement and the Transactions, including the Merger, and Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement;
WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously: (i) determined that this Agreement, and the Transactions, including the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders; (ii) approved this Agreement and the Transactions, including the Merger; (iii) directed that this Agreement and the Transactions, including the Merger, be submitted to the stockholders of the Company for its adoption and approval; and (iv) recommended that the Company’s stockholders vote to adopt and approve this Agreement and the Transactions, including the Merger; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:
Article 1
THE MERGER
1.1The Merger.
(a)Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and as a wholly owned Subsidiary of Parent. The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Merger and other transactions contemplated by this Agreement and by the Ancillary Agreements are collectively referred to herein as the “Transactions.”
(b)At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety in the form set forth as Exhibit A hereto, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.8). In addition, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit B hereto, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.8).
(c)At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the officers and directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall become the officers and directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
(d)If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or

Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
1.2Closing; Effective Time of the Merger.
(a)The closing of the Merger (the “Closing”) will take place at 8:00 a.m., Eastern time, on the second (2nd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their terms or nature are to be satisfied by the delivery of documents or the taking of actions at the Closing, but subject to the fulfillment or (if permitted by Law) waiver of those conditions at the Closing), either (x) remotely by telephone and electronic communication and exchange of documents or (y) physically at the offices of Pillsbury Winthrop Shaw Pittman, LLP, Four Embarcadero Center, 22nd Floor, San Francisco, CA 94111-5998, or at such other place, at such time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date”.
(b)On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in order to give effect to the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”
Article 2
CONVERSION OF SECURITIES IN THE MERGER
2.1Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities of Merger Sub or the Company:
(a)Conversion of Shares. Each Share, other than Shares to be cancelled or converted pursuant to Section 2.1(b) (the “Excluded Shares”) and the Dissenting Shares, shall be converted automatically solely into the right to receive $7.75 per Share (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon compliance with the applicable conditions specified in, and surrender of the Certificates or Book-Entry Shares in accordance with, Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.
(b)Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held by the Company as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly owned subsidiaries of the Company, Parent or Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.
(c)Merger Sub Equity Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
2.2Payment for Securities; Surrender of Certificates.
(a)Paying Agent. Prior to the Effective Time, Parent shall designate a nationally recognized bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company, it being understood that Acquiom Clearinghouse, LLC shall be deemed reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this Article 2 (the “Paying Agent”), and shall not be used for any other purpose (such funds, including any interest received with respect thereto, the “Payment Fund”), and shall enter into a paying agent agreement with the Paying Agent in form and substance acceptable to Parent and the Company, each acting reasonably and in good faith (the “Paying Agent Agreement”). The Surviving Corporation shall pay, or cause to be paid, the fees and expenses of the Paying Agent. Prior to, or substantially concurrently with, the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time and pursuant to irrevocable instructions from Parent, the Aggregate Merger Consideration to which holders of Shares (other than the Dissenting Shares and Excluded Shares) shall become entitled at the Effective Time pursuant to Section 2.1(a). In the event such deposited funds are insufficient to make the payments contemplated pursuant to Section 2.1(a), Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments. Such Payment Fund shall be invested by the Paying Agent as directed by Parent, pending payment thereof by the Paying Agent to the holders of the Shares, other than the Dissenting Shares and Excluded Shares, in accordance with this Article 2; provided, however, that (i) to the extent that there are losses with respect to such investments such that the Payment Fund diminishes below the level required to make prompt payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund lost through such investments so as to ensure the Payment Fund is, at all times, maintained at a level sufficient to make such payments, (ii) no such investment shall have maturities that would reasonably be expected to prevent or delay payments to be made pursuant to this Agreement and (iii) any such investments shall be in obligations of, or guaranteed by, the U.S. Government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively. Earnings from such investments shall be the sole and exclusive property of Parent or the Surviving Corporation, as Parent directs, and no part of such earnings shall accrue to the benefit of holders of Shares (including the Excluded Shares and Dissenting Shares).
(b)Procedures for Surrender.
(i)Certificates. As soon as reasonably practicable after the Effective Time (and in no event later than two (2) Business Days after the Effective Time),

the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to Section 2.1(a) of this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon delivery of such Shares to the Paying Agent, and shall otherwise be in such form as Parent and the Paying Agent shall reasonably agree (a “Letter of Transmittal”); and (B) instructions for effecting the surrender of the certificates (if certificated) formerly evidencing such Shares (the “Certificates”) (or affidavits of loss and delivery of an indemnity bond reasonable in amount, if requested by Parent, in lieu of the Certificates as provided in Section 2.2(e)), in exchange for payment of the Merger Consideration payable hereunder in respect of such Shares. Upon surrender of a Certificate (or an affidavit of loss and delivery of an indemnity bond reasonable in amount, if requested by Parent, in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the Paying Agent or such other agent, in accordance with the Letter of Transmittal and instructions, shall transmit to the holder of such Certificates the Merger Consideration for each Share formerly represented by such Certificates (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until properly surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by, and subject to the applicable conditions of, this Agreement.
(ii)Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration shall, if such holder has delivered a Letter of Transmittal, duly executed and in proper form, to the Paying Agent or to such other agent or agents as may be appointed by Parent prior to the Effective Time, be entitled to receive, and Parent shall direct the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), any holder of Book-Entry Shares not held through The Depository Trust

Company that has delivered a Letter of Transmittal, duly executed and in proper form, to the Paying Agent or to such other agent or agents as may be appointed by Parent prior to the Effective Time, shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and such Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares so surrendered shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or properly surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by, and subject to the applicable conditions of, this Agreement.
(c)Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares (or otherwise as stockholders of the Company) except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.
(d)Termination of Fund; Abandoned Property; No Liability. Any portion of the Payment Fund (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Shares on the first anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates (or an affidavit of loss and an indemnity bond reasonable in amount, if requested by Parent, in lieu of a Certificate as provided in Section 2.2(e)) or Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall (subject to abandoned property, escheat or other similar Laws) thereafter look only to Parent (as general unsecured creditors) for delivery of the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any portion of the Merger Consideration remaining unclaimed by the holders of Shares immediately prior to the earlier of (i) such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity and (ii) the fifth (5th) anniversary of the Closing Date will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(e)Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the Person claiming to be the holder of the Shares evidenced by the purportedly lost, stolen or destroyed Certificates and, as provided in the immediately following sentence, delivery by such Person of an indemnity bond reasonable in amount, if requested by Parent, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a). Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require any Person claiming to be the holder of Shares evidenced by purportedly lost, stolen or destroyed Certificates to deliver a bond in a reasonable amount as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any of their respective affiliates with respect to the Shares evidenced by the Certificates alleged to have been lost, stolen or destroyed.
2.3Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, to the extent permitted by applicable Law, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such Shares who have not voted in favor of the adoption and approval of this Agreement, including the Merger, or consented thereto in writing, and who are entitled to and have properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to only such consideration as may be due with respect to such Dissenting Shares pursuant to Section 262 of the DGCL unless and until any such holder fails to perfect, withdraws, or otherwise loses its appraisal rights under Section 262 of the DGCL with respect to such Shares. If, after the Effective Time, any such holder fails to perfect, effectively withdraws or otherwise loses such rights pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive, subject to any withholding of Taxes required by applicable Law, the Merger Consideration, without any interest thereon, on the terms and subject to the conditions in this Agreement and shall no longer constitute Dissenting Shares hereunder. At the Effective Time, all Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and, except as otherwise provided by applicable Law, any holder of Dissenting Shares shall cease to have any rights with respect thereto other than such rights as are provided to holders of Dissenting Shares pursuant to Section 262 of the DGCL. The Company shall give Parent (i) prompt (and in any event, within one (1) Business Day of receipt by the Company) written notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands and any other instruments relating to appraisal demands received by the Company pursuant to Section 262 of the DGCL, (ii) the opportunity and right to direct and control, at Parent’s sole expense, all negotiations and proceedings with respect to such demands and (iii) if Parent elects not to so direct and control, the right to participate (but not appear on the record) in all such negotiations and proceedings and to be kept reasonably apprised by the Company of all material developments with respect thereto, and, in such an event, the Company shall consider in good faith comments or suggestions proposed by Parent with respect to such demands; provided, that, from and after the date hereof until the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL or other applicable Law.
2.4Treatment of Stock Options and Restricted Stock Units.
(a)Treatment of Options. Effective as of immediately prior to the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of the Company or any beneficiary thereof, each option to purchase Shares, whether vested or unvested, that is outstanding immediately prior to the Effective Time (if any) (each a “Company Option”) shall automatically be cancelled and be converted into the right to receive (without interest) a lump sum cash payment (less applicable Tax withholdings) equal to the product of (x) the total number of Shares underlying such Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the per Share exercise price of such Company Option (the “Option Consideration”); provided, that, any such Company Option with respect to which the per Share exercise price subject thereto is equal to or greater than the Merger Consideration shall be canceled effective as of the Effective Time for no consideration and shall have no further force or effect. On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay to each of the holders of Company Options, the applicable Option Consideration (less any applicable withholding Taxes) within fifteen (15) Business Days following the Closing Date (but in no event earlier than the date of receipt of file-stamped evidence of the Merger filing from the Secretary of State of the State of Delaware).
(b)Treatment of Restricted Stock Units. Effective as of immediately prior to the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of the Company or any beneficiary thereof: (i) each restricted stock unit award (or portion thereof) subject to time-based vesting restrictions, whether vested or unvested, that is outstanding under any Company Equity Plan immediately prior to the Effective Time (each, a “Company RSU”), shall automatically be canceled in consideration for the right to receive a lump sum cash payment (less any applicable Tax withholdings) equal to: (x) the total number of Shares underlying such Company RSU multiplied by (y) the Merger Consideration (the “Company RSU Consideration”), and (ii) each restricted stock unit award (or portion thereof) subject to performance-based vesting conditions that is outstanding under any Company Equity Plan immediately prior to the Effective Time (each, a “Company PRSU”), (A) to the extent not vested, shall be deemed to have satisfied such performance vesting conditions at 100% of target and shall have any time-based vesting conditions waived; and (B) shall automatically be canceled in consideration for the right to receive a lump sum cash payment (less any applicable Tax withholdings) equal to: (x) the number of Shares underlying such Company PRSU multiplied by (y) the Merger Consideration (the “Company PRSU Consideration”). On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay to each of the holders of Company RSUs and Company PRSUs, the applicable Company RSU Consideration and/or Company PRSU Consideration (less any applicable withholding Taxes) withing fifteen (15) Business Days following the Closing Date (but in no event earlier than the date of receipt of file-stamped evidence of the Merger filing from the Secretary of State of the State of Delaware); provided, however, that to the extent any payments cannot be paid during such period without causing the recipient to incur a penalty tax under Section 409A of the Code, then such payment shall be distributed in accordance with Section 409A of the Code and applicable guidance thereunder.

(c)Employee Stock Purchase Plan. Prior to the Effective Time, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) with respect to any offering period(s) in progress as of the date of this Agreement under the Company ESPP, such offering period(s) shall terminate and any option to purchase Shares under the Company ESPP shall be deemed to have been exercised upon the earlier to occur of (A) the day that is no later than five (5) Business Days prior to the Effective Time or (B) the date on which such offering period(s) would otherwise end, and no future offering period(s) shall commence under the Company ESPP following the date of this Agreement unless and until this Agreement is terminated, (ii) there will be no increase in the amount of participants’ payroll deduction elections with respect to any offering period(s) in progress as of the date of this Agreement under the Company ESPP during the current offering period from those in effect as of the date of this Agreement, (iii) except to the extent required by applicable Law, no individual participating in the Company ESPP shall be permitted to make separate non-payroll contributions to the Company ESPP, (iv) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, and (v) each purchase right issued pursuant to the Company ESPP shall be fully exercised on the earlier of (A) the scheduled purchase date for such offering period and (B) the date that is no later than five (5) Business Days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of Shares returned to the participant).
(d)Termination of Company Equity Plans. As of the Effective Time, the Company Equity Plans shall be terminated and no further Shares, Company Options, Company RSUs, Company PRSUs, other Equity Interests in the Company or other rights with respect to Shares shall be granted thereunder. Following the Effective Time, no such Company Option, Company RSU, Company PRSUs, Equity Interest or other right that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Option, Company RSU, Company PRSU, Equity Interest or other right shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4.
(e)Section 16 Matters. By approving the adoption of this Agreement, the Company Board intends to exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, by reason of the application of Rule 16b-3 thereunder, all acquisitions and dispositions of equity incentive awards by directors and officers of the Company and its Subsidiaries, and the Company Board also intends expressly to approve, in respect of any equity-based award, the satisfaction of any applicable Tax withholding (specifically including the withholding of shares from delivery in satisfaction of applicable Tax withholding requirements) to the extent that such method is permitted under the applicable Company Equity Plan.
(f)Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall provide such notices, if any, to the extent required under the terms of any of the Company Equity Plans, adopt appropriate resolutions and take such other actions as are necessary, advisable, and appropriate to effect the transactions described in this Section 2.4. Parent shall have a reasonable opportunity of not less than three (3) Business Days to review and comment on all resolutions effectuating the provisions set forth in this Section 2.4 prior to any such resolutions being finalized and becoming effective. The Company Board (or, as applicable, the appropriate committee thereof) shall consider in good faith comments provided by Parent with respect to such materials.

2.5Withholding Rights. The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Tax Law. Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall use commercially reasonable efforts to provide prior notice to the Company of any such deduction or withholding (other than (a) withholding because of the compensatory nature of the applicable payment, (b) U.S. federal backup withholding, or (c) for failure to deliver the certificate described in Treasury Regulations Section 1.1445-2(c)(3) and an executed notice to the IRS prepared in accordance with the requirements of Treasury Regulations Sections 1.897-2(h)(2), in each case that is reasonably acceptable to Parent and dated as of the Closing Date) and shall reasonably cooperate with the Company to minimize or eliminate such deduction or withholding to the extent permitted by Law. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding the foregoing or anything to the contrary in this Agreement, any compensatory payments shall be run through appropriate payroll procedures of the Company (or its Subsidiaries).
2.6Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, combination, exchange of shares or other similar event, the Merger Consideration shall be equitably adjusted to reflect such event and to provide to holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to Section 5.1.
Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as set forth in the confidential disclosure schedule delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) concurrent with the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections), or (b) as otherwise disclosed or identified in the Company SEC Documents filed or furnished with the SEC, on or after January 1, 2023, and publicly available at least one (1) Business Day prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents or any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1Corporate Organization. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent applicable, in active status or good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, operate, lease or otherwise hold its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Restated Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”) of the Company, as most recently filed with the Company SEC Documents, and the certificate of incorporation, certificate of formation, bylaws, operating agreement or equivalent organizational or governing documents (collectively, “Organizational Documents”) of each Subsidiary of the Company, which have been made available to Parent in the Data Room, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. None of the Company or any such Subsidiary is in violation of any of the provisions of the Company Charter or the Company Bylaws or such Organizational Documents, as applicable.
3.2Capitalization.
(a)The authorized capital stock of the Company consists of five hundred million (500,000,000) shares of Company Common Stock, $0.0001 par value per share, and fifty million (50,000,000) shares of preferred stock, $0.0001 par value per share (the “Company Preferred Stock”). As of the close of business on July 30, 2025, (i) 78,997,024 Shares were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive (or similar) rights, (ii) no Shares were held in treasury of the Company; (iii) 10,000 Shares were subject to outstanding Company Options, (iv) 7,064,204 Shares were subject to outstanding Company RSUs or Company PRSUs, (v) no shares of Company Preferred Stock were outstanding, (vi) 1,503,647 Shares are reserved for future issuance under the Company Equity Plans (other than the Company ESPP), and (vii) 3,951,711 Shares are reserved for issuance under the Company ESPP. There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Shares or any capital stock of the Company or any of its Subsidiaries. As of the close of business on July 30, 2025 through the date of this Agreement, other than the issuance of Shares under the Company ESPP or upon the exercise of Company Options or settlement of Company RSUs and Company PRSUs, neither the Company nor any of the Subsidiaries has issued or granted any Shares.
(b)Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the close of business on July 30, 2025, of each outstanding Company Equity Award, including: (i) the employee identification number of holder thereof; (ii) the number of shares of Company Common Stock underlying such outstanding Company Equity Award; (iii) the date on which such Company Equity Award was granted or issued; and (iv) the exercise price or purchase price, as applicable. All Shares subject to issuance under a Company Equity Plan, upon issuance prior to the Effective

Time on the terms and conditions specified in the instruments pursuant to which they are issuable, has been duly authorized, validly issued, fully paid, nonassessable and free of preemptive or similar rights, purchase options, calls or rights of first refusal or similar rights and issued in compliance in all material respects with applicable securities Laws and other applicable Laws, including under the Code, and all other requirements set forth in the applicable Contracts. Each Company Equity Award (A) was granted in compliance in all material respects with all applicable Laws and the terms and conditions of the plan and agreement under which it was granted, and (B) with respect to each Company Option, was granted with a per share exercise price or base value equal to or greater than the fair market value of a share of common stock of the Company on the date of grant. There are no Equity Interests in the Company issued and outstanding as of the date hereof other than those described in the second sentence of Section 3.2(a) or disclosed on Section 3.2(b) of the Company Disclosure Schedule.
(c)Except for as set forth on Section 3.2(c) of the Company Disclosure Schedule and pursuant to the Company ESPP, the Company is not obligated to issue, grant or sell or enter into, as applicable, any subscription, option, warrant, security, unit, right or Contract to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock or other similar Contract relating to shares of capital stock of, or other Equity Interests in, the Company. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or other Contracts to repurchase, redeem or otherwise acquire any shares of capital stock, or other Equity Interests, of the Company or options, warrants, calls, puts, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, stock-based performance units, or other rights to acquire shares of capital stock of, or other Equity Interests in, the Company, or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock or other rights with respect to the Company, except for (A) the withholding of shares of Company Common Stock to satisfy, on the terms and subject to the conditions of the applicable Company Equity Plan, Tax obligations with respect to awards granted pursuant to the Company Equity Plans, and (B) in connection with Company Equity Awards upon settlement or forfeiture of awards or payment of the exercise price of Company Options. Neither the Company nor any Subsidiary is a party to any voting trusts or similar agreements with respect to the voting of the Company Common Stock or any other capital stock of, or other Equity Interests in, the Company or any Subsidiary, including, but not limited to electing, designating or nominating any director of the Company or any of the Subsidiaries. Neither the Company nor any of the Subsidiaries are subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment with respect to Company Common Stock to any current or former holder of any Company Common Stock nor are there any accrued and unpaid dividends with respect to any outstanding Shares.
(d)Section 3.2(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the Subsidiaries of the Company, the jurisdiction of organization thereof and the authorized, issued and outstanding Equity Interests of each such Subsidiary and the holder thereof. None of the Company or any of its Subsidiaries, directly or indirectly, holds an Equity Interest in any other Person. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly owned Subsidiaries free and clear of all Liens. As of the date of this Agreement, there are no options, warrants, calls, puts, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, stock-based performance units, other rights to acquire shares of capital stock of, or other Equity Interests in, any Subsidiary of the Company or Contracts to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound (i) obligating any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional capital stock or other Equity Interests of such Subsidiary, or any security convertible into or exchangeable for such capital stock or other Equity Interests, (ii) obligating any Subsidiary to issue, grant or enter into, as applicable, any such option, warrant, security, unit, right or Contract or (iii) giving any Person the right to receive any economic interest of any nature accruing to the holders of equity securities of any Subsidiary. As of the date of this Agreement, there are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or other Equity Interests or options, warrants, calls, puts, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, stock-based performance units, other rights to acquire equity securities of any Subsidiary, other rights that give the holder thereof any economic interest of a nature accruing to the holders of equity securities with respect to any Subsidiary.
3.3Authority; Execution and Delivery; Enforceability.
(a)The Company has all necessary power and authority to enter into, execute and deliver this Agreement and any Ancillary Agreement to which it is a party, to perform and comply with each of its obligations under this Agreement and such Ancillary Agreements and, subject to the receipt of the Company Stockholder Approval and compliance with Regulatory Laws, to consummate the Transactions and the other transactions contemplated thereby, in each case, in accordance with the terms of this Agreement and the Ancillary Agreements to which it is a party. The adoption, execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party, the performance and compliance by the Company with each of its obligations herein and therein, and the consummation by it of the Transactions and the transactions contemplated by such Ancillary Agreements have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and the Ancillary Agreements to which it is a party dated on or before the date hereof and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement and each Ancillary Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and subject, as to enforceability, to general principles of equity (“Bankruptcy and Enforceability Exceptions”).
(b)The Company Board, at a meeting duly called and held, unanimously and duly adopted resolutions (which, as of the execution and delivery of this Agreement by the parties, have not been rescinded, modified or withdrawn in any way and are in full force and effect) (i) determining that this Agreement, the Ancillary Agreements to which the Company is a party and the Transactions, including the Merger, and the other transactions contemplated by such Ancillary Agreements are advisable, fair to and in the best interests of the Company and its stockholders, approving this Agreement, the Ancillary Agreements to which the Company is a party and the Transactions, including the Merger, and the other transactions contemplated by such Ancillary Agreements, and declaring that this Agreement, the Ancillary Agreements to which the Company is a party and the Transactions, including the Merger, and the other transactions contemplated by such Ancillary Agreements are advisable, fair to and in the best interests of the Company and its stockholders, (ii) directing that this Agreement and the Transactions, including the Merger, be submitted to the stockholders of the Company for their adoption and approval, and (iii) recommending that the Company’s stockholders adopt and approve this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”).
(c)The only vote or consent of holders of any class or series of Shares or other Equity Interests of the Company necessary to adopt or approve this Agreement and the Ancillary Agreements to which the Company is a party and to consummate the Transactions, including the Merger, and the other transactions contemplated by such Ancillary Agreements is the affirmative vote or consent of a majority of the votes cast by the holders of Shares that are outstanding and entitled to vote thereon at the Company Stockholders Meeting (the “Company Stockholder Approval”). No other vote of the holders of Shares or any other Equity Interests of the Company is necessary to consummate the Transactions. Except for the Company Stockholder Approval and the filing of the Certificate of Merger as required by the DGCL, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the Ancillary Agreements to which the Company is a party, the performance by the Company of its covenants or obligations hereunder or thereunder or the consummation of the Transactions or the other transactions contemplated by such Ancillary Agreements.
3.4No Conflicts.
(a)The execution and delivery of this Agreement by the Company does not and will not, and the performance of this Agreement by the Company and, assuming the Company Stockholder Approval is obtained, the consummation by the Company of the Transactions will not, (i) conflict with or violate any provision of the Company Charter or the Company Bylaws or any Organizational Documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits (“Consents”) described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or (iii) require any consent, approval, authorization, filing or notification under, result in any breach or violation of or any loss of any benefit under, constitute a change of control, assignment, or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of the Company or any of its Subsidiaries pursuant to, any Company Material Contract to which the Company or any of its Subsidiaries is party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)The execution and delivery of this Agreement by the Company does not and will not, and, assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), the consummation by the Company of the

Transactions and compliance by the Company with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act (including the filing with the SEC of the Proxy Statement), the rules and regulations of Nasdaq, and any other applicable U.S. state or federal securities laws, (ii) as required under any applicable Regulatory Laws and Healthcare Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL, and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.5SEC Documents; Financial Statements; Undisclosed Liabilities.
(a)The Company has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2023 (the “Applicable Date”) (all such reports, schedules, forms, statements, registration statements, prospectuses and other documents filed since the Applicable Date, collectively the “Company SEC Documents”). As of its respective SEC filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing), each Company SEC Document (i) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects, with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder. Since the Applicable Date, there has been no material correspondence between the SEC and the Company that is not reflected in the Company SEC Documents. As of the date of this Agreement, (i) there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Documents, and (ii) to the Knowledge of the Company, no Company SEC Document is the subject of ongoing SEC review.
(b)The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any related notes or schedules thereto) (the “Company SEC Financial Statements”) (i) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity deficit of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, (ii) were prepared in accordance with GAAP as applied by the Company (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments and the absence of notes and other presentation items as permitted by the applicable rules and regulations of the SEC, and in each case, which if presented would not be material, and (iii) comply in all material respects with the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and published rules and regulations of the SEC with respect thereto.

(c)Each of the principal executive oﬃcer and the principal ﬁnancial oﬃcer of the Company has made all certiﬁcations required by Rule 13a-14 or Rule 13a-15(d) under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each Company SEC Document where such certification is required. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, which controls and procedures are designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents. The Company has established and maintains a system of internal accounting controls that comply with the requirements of the Exchange Act and that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (A) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, to the date of this Agreement, neither the Company, to the Knowledge of the Company, nor the Company’s auditors, has been advised in writing of (1) any “significant deficiencies” or “material weaknesses” (each as defined in Rule 12b-2 of the Exchange Act) identified in management’s assessment of internal control over financial reporting as of and for the year ended December 31, 2024 (nor has any such deficiency or weakness been identified as of the date hereof) or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and, in each case, neither the Company nor, to the Knowledge of the Company, any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board. The Company is and has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.
(d)The Company and its Subsidiaries do not have any material liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company SEC Financial Statements, none of which, individually or in the aggregate, is or would reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, and, in each case, that did not result from any tort, infringement, Proceeding breach or violation of, or default under, any Contract, warranty, Permit or Law, and (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions, to the extent permitted or contemplated by this Agreement.

(e)Section 3.5(e) of the Company Disclosure Schedule sets forth a correct and complete list as of the date of this Agreement of each item of Indebtedness of the Company and its Subsidiaries in the amount of $250,000 or more, and for each such item, the outstanding balance, including the principal amount thereof and all accrued and unpaid interest thereon, as of the date hereof.
3.6Absence of Certain Changes or Events. Since March 31, 2025, through the date of this Agreement, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course consistent with past practice (other than with respect to the Transactions). Since March 31, 2025 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would have constituted a breach of, or otherwise contravened or required Parent’s consent pursuant to, Section 5.1 had the covenants therein applied since March 31, 2025, to the date of this Agreement. Since March 31, 2025, through the date of this Agreement, there has not been a Company Material Adverse Effect.
3.7Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is filed, mailed, distributed or disseminated to holders of Shares and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company to such portions thereof that relate to Parent and its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.
3.8Legal Proceedings. There is no, and since the Applicable Date there has been no, Proceeding pending against, or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective assets or properties, other than any Proceeding that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is or are subject to any Order, except for those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company, nor any of its Subsidiaries, nor any of their respective directors (or equivalent), senior managers, officers, nor, to the Knowledge of the Company, employees, is, or has been since Applicable Date: (a) a party to an agreement or Order relating to a violation or alleged violation of any Healthcare Laws; (b) served with, received or otherwise notified of any Proceeding by or from a Governmental Entity seeking documents or information related to compliance with or violation of, any Healthcare Laws; (c) has any continuing material reporting obligations pursuant to any agreement, Order or other remedial measure imposed by a Governmental Entity related to Healthcare Laws.
3.9Compliance with Laws and Orders.
(a)The Company and its Subsidiaries are, and since January 1, 2023 have been, in compliance with all Laws and Orders applicable to the Company or any of its

Subsidiaries, its business or operations or any assets owned or used by any of them, except where any such non-compliance, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any communication since January 1, 2023 from a Governmental Entity or other Person regarding any actual or alleged violations or failure to comply with any such Law or Order, except where any such non-compliance, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
(b)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, none of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no director, manager, officer or employee acting on behalf of the Company or any of its Subsidiaries or, to the Knowledge of the Company, agent or third party acting on behalf of any of the Company or any of its Subsidiaries: (a) has directly or indirectly, (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of any applicable anti-corruption or anti-bribery Law, including the Foreign Corrupt Practices Act of 1977, as amended, and any other comparable law of a jurisdiction outside the United States; or (iii) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment; or (b) is currently, or ever has been, (i) debarred, suspended or otherwise excluded from contracting with any Governmental Entity or from participation in any Governmental Health Program; (ii) subject to an action by any Governmental Entity that could be reasonably expected to result in such debarment, suspension or exclusion; (ii) threatened with such any such debarment, suspension, or exclusion; (iv) convicted of any criminal offense relating to the delivery of any item or service under a Governmental Health Program; (v) assessed or threatened with assessment of a civil monetary penalty under Section 1128A of the Social Security Act; or (vi) a defendant in any qui tam or False Claims Act litigation. For purposes of this Section 3.9(b), an “unlawful payment” shall include any transfer of funds or any other thing of value, such as a gift, transportation or entertainment, which transfer is contrary to any applicable Law, including any payment to a third party all or part of the proceeds of which is used for a corrupt payment.
3.10Permits. The Company and each of its Subsidiaries have in effect, and have complied with, all governmental licenses, permits, certificates, franchises, tariffs, grants, easements, variances, consents, orders, approvals, clearances, exemptions, registrations, enrollments, provider and supplier numbers, accreditations and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is and, since January 1, 2023, has been valid, subsisting and in full force and effect in all material respects, except where any such failure to have or maintain such Permit, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. (i) The operation of the Company and its Subsidiaries as currently conducted is not, and has not been since January 1, 2023, in violation of, nor is the Company or its Subsidiaries in default or violation under, any Permit, and (ii) to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default, breach or violation of any term, condition or provision of any Permit, except, in the case of both (i) and (ii), where any such default, breach or violation of such Permit, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date hereof, neither the Company nor any Subsidiary of the Company has received notice that any Permits will be terminated or modified or cannot or will not be renewed in the ordinary course of business.
3.11Employee Benefit Plans
(a)Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each: (i) “employee benefit plan” as defined in Section 3(3) of ERISA; (ii) employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; and (iii) other benefit or compensation plan, agreement, arrangement, program or policy, including profit-sharing, compensation, deferred compensation, stock option, restricted stock, restricted stock unit, performance stock unit or other equity or equity-based compensation, stock purchase, employee stock ownership, vacation, holiday pay or other paid time off, bonus or other incentives, or fringe benefits, in each case set forth in clauses (i), (ii) and (iii), whether or not subject to ERISA, whether or not reduced to a writing, and whether covering a single Company Employee or group of Company Employees (as defined below), (A) that is currently or within three (3) years preceding the Closing was sponsored, maintained, contributed or required to be contributed to by the Company or its Subsidiaries, for the current or future benefit of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries (each, a “Company Employee”) or (B) with respect to which the Company or its Subsidiaries has or could reasonably be expected to have any material liability (including on account of any ERISA Affiliate thereof) (each of such plans, agreements, arrangements, programs or policies described in the foregoing clauses (i) – (iii), a “Company Benefit Plan”); provided, for the avoidance of doubt, that the following Company Benefit Plans need not be specifically set forth on Section 3.11(a) of the Company Disclosure Schedule any employment contract (x) with a Company Employee with annual base compensation of $250,000 or below, (y) that is in all material respects consistent with a standard form previously made available to Parent and set forth on Section 3.11(a) of the Company Disclosure Schedule, and (z) where the severance period or required notice of termination provided is not in excess of thirty (30) days or such longer period as is required under local Law.
(b)With respect to each Company Benefit Plan, accurate and complete copies of the following have been made available to Parent, as applicable: (i) the current plan document together with all amendments thereto or, if not reduced to writing, a written summary of all material plan terms, (ii) the most recent determination, advisory, notification or opinion letter issued by the IRS, if applicable, (iii) the most recent summary plan description, if applicable, or, if none, material employee communication, (iv) any coverage and non-discrimination testing results for the three (3) most recent years, (v) all Forms 1094-C for 2022 to 2024, and (vi) all written non-routine correspondence received by the Company or its Subsidiaries relating to any Governmental Entity audit or investigation, or material correction associated with any Company Benefit Plan.
(i)Except as of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, including any associated trust or fund, has been established, maintained, operated, funded, and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code.
(ii)(A) Each Company Benefit Plan which is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter, or is the subject of an opinion, notification or advisory letter from the IRS as to its tax-qualified status, upon which it can rely, (B) each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and (C) nothing has occurred that would not reasonably be expected to have a material adverse effect on such qualification or exemption or otherwise result in material liability (actual or contingent) to the Company or its Subsidiaries.
(iii)None of the Company or any of its Subsidiaries, nor to the Knowledge of the Company, has any fiduciary, trustee or administrator of any Company Benefit Plan, engaged in a “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to a Company Benefit Plan that has subjected or would reasonably be expected to subject any of the Company or its Subsidiaries to any tax, liability or other penalty under the Code or ERISA.
(iv)Except as set forth on Section 3.11(b)(iv) of the Company Disclosure Schedule, no Proceeding or claim of any kind (other than routine benefits claims) has been brought, or to the Knowledge of the Company is threatened, against or with respect to any Company Benefit Plan, including any audit by the IRS or United States Department of Labor. To the Knowledge of the Company, no fact or circumstance exists that would be reasonably likely to give rise to any such Proceeding or claim. No Company Benefit Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty.
(c)No Company Benefit Plan is, and neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains, contributes to, or otherwise has any liability (actual or contingent) in respect of, or has within the past six (6) years sponsored, maintained, contributed to, or otherwise has within the past six (6) years had any liability (actual or contingent) in respect of (i) a “defined benefit plan” as defined in Section 3(35) of ERISA or any benefit plan that is or was subject to Title IV of ERISA, Sections 412 or 430 of the Code, or Section 302 of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or Section 210 of ERISA, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(d)Except as provided for under this Agreement or as set forth in Section 3.11(d) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any Company Employees to any material payment or benefit (including any bonus, retention or severance pay, but excluding any statutory benefits upon termination of employment at the sole expense of the participant) under any Company Benefit Plan, (ii) cause or accelerate the time of payment, funding, or vesting, or increase the amount or value of compensation (including equity or equity-based compensation) or benefits payable under, compensation or benefits under, or the required funding (through a grantor trust or otherwise) of, any of the Company Benefit Plans; (iii) limit or restrict the right of the Company, Parent or any of their respective affiliates to merge, amend, or terminate any Company Benefit Plan or any related Contract, or (iv) result in any forgiveness of indebtedness of any Company Employee.
(e)Except as set forth on Section 3.11(e) of the Company Disclosure Schedule, no Company Benefit Plan provides post-employment health benefits to any employee or former employee of the Company or its Subsidiaries (or any beneficiary of the employee or former employee), other than (i) continuation coverage pursuant to Section 4980 of the Code or Part 6 of Subtitle B of Title I of ERISA, the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), (ii) benefits provided during any period during which the employee or former employee is receiving severance pay, provided such arrangement is as set forth on Section 3.11(a) of the Company Disclosure Schedule, or (iii) for coverage through the end of the month in which a termination of employment occurs in accordance with the terms of the Company Benefit Plan.
(f)All contributions (including all required and discretionary (in accordance with historical practices) employer contributions and employee salary reduction contributions), distributions, premiums and payments under or in connection with the Company Benefit Plans that are required to have been made in accordance with the terms of the Company Benefit Plans or any applicable Laws have been timely made in material compliance with such terms or applicable Laws or, to the extent not yet due, properly accrued for on the books and records of the Company and its Subsidiaries (and in such case will be subsequently made).
(g)Except as set forth on Section 3.11(g) of the Company Disclosure Schedule, no payment, benefit or other right that will be made or provided or become payable in connection with the Merger (whether alone or in conjunction with any other event, whether contingent or otherwise) that would reasonably be expected to result in a result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise Tax by any Person under Section 4999 of the Code.
(h)Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been established and operated in material operational and documentary compliance with Section 409A of the Code.
(i)Except as set forth on Section 3.11(i) of the Company Disclosure Schedule, no person is entitled to any gross-up, make-whole, indemnification, reimbursement, or other additional payment from the Company or its Subsidiaries in respect of any Tax or interest or penalty related thereto under Sections 409A or 4999 of the Code, or otherwise.
3.12Employee and Labor Matters.
(a)The Company and its Subsidiaries have made available to Parent a true and complete list of all current employees of the Company, whether full time, part time or otherwise as of the Effective Time (the “Employees”), specifying their job title/position, date of hire and salary (or other compensation measure). To the Knowledge of the Company, as of the date of this Agreement, no key Employee or group of employees has given notice of termination of employment or otherwise has disclosed plans to terminate employment with the Company or its Subsidiaries prior to the first (1st) anniversary of the Closing.
(b)The Company and each of its Subsidiaries is not, and has not been within the past four (4) years, a party to or bound by any collective bargaining agreement. No union is presently serving as a collective bargaining agent for any Employee. There are no, and there has not been within the past four (4) years, any strikes, work stoppages, walkouts, pickets, lockouts, or other labor disputes, organizing activities pending or, to the Knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries or with respect to any Employees.
(c)There is no, and there has not been within the past four (4) years, any, pending or, to the Knowledge of the Company, threatened charge, complaint, or Proceeding relating to labor and employment matters, including with respect to payment of wages and hours, employee or contractor classification or employment discrimination, against the Company or its Subsidiaries with regard to any current or former employees, independent contractors or other service providers of the Company, before any federal, state, or local agency, court, or administrative or arbitral tribunal.
(d)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is in, and since the Applicable Date has been, in material compliance with all federal, state, and local Laws respecting employment and employment practices, terms and conditions of employment, immigration, work authorization, and workplace safety, equal opportunity employment, non-discrimination, non-retaliation, anti-harassment, disability accommodation, classification of employees, the payment of wages or overtime wages or salaries or other compensation, background checks, wage notices or statements, meals and rest breaks, hours, benefits, the WARN Act, collective bargaining, workers’ compensation, unemployment insurance, the payment of social security and similar taxes, federal contracting, workers’ compensation, and occupational safety.
(e)To the Knowledge of the Company, since the Applicable Date, and through the date of this Agreement, the Company and its Subsidiaries have not received or been subject to any material claims alleging sexual harassment committed by any director, officer or other senior managerial employee of the Company.
3.13Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)The Company and each of its Subsidiaries since January 1, 2023, has been and is in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws.
(b)There are no, and since the Applicable Date, there have been no environmental claims pending nor, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.
(c)There has been no release, treatment, storage, transportation, handling, use, manufacture, sale, disposal, arranging for or permitting the disposal of, exposure to any Person to, on, upon, into or from any Company Leased Real Property, or current or former ownership or operation of any property or facility contaminated by, any

Hazardous Materials, in each case as has given or would reasonably be expected to give rise to a material liability of the Company or its Subsidiaries under Environmental Laws.
(d)Since January 1, 2023, neither the Company nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or (ii) to the Knowledge of the Company, exposed any Person to, or designed, manufactured, sold, marketed, installed, repaired, or distributed products containing any Hazardous Materials, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries under any Environmental Law.
(e)Section 3.5(d), Section 3.10 and this Section 3.13 contain the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to matters pertaining to Hazardous Materials and/or that are governed under Environmental Laws.
3.14Real Property; Title to Assets.
(a)Neither the Company nor any of its Subsidiaries currently own a fee interest in any real property. Section 3.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) all real property leased, subleased to or by, licensed or otherwise occupied by, the Company or any of its Subsidiaries (the “Company Leased Real Property”), together with the address of each such Company Leased Real Property and (ii) all leases, subleases or licenses or occupancy agreements and all amendments, modifications, guarantees, assignments, supplements and letters of credit relating thereto (each, a “Company Real Property Lease”). The Company has delivered or made available to Parent complete and accurate copies of each Company Real Property Lease as in effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (I) the Company and each of its Subsidiaries holds a valid and existing leasehold, subleasehold, license or other similar interest under each Company Real Property Lease, free and clear of all Liens other than Permitted Liens and (II) each Company Real Property Lease is a valid and binding agreement, enforceable against the Company or one of its Subsidiaries, as the case may be, and is in full force and effect (subject to the Bankruptcy and Enforceability Exceptions).
(b)Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any Company Real Property Lease is in default or breach under the terms of any such Company Real Property Lease, except where such default or breach would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Company Real Property Lease, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any Subsidiary has received any written notice of any violation or default (or an event which with notice or lapse of time or both would become a default) of Law by any Governmental Entity with respect to the Company Leased Real Property, and, to the Knowledge of the Company, the current use and operation of the Company Leased Real Property by the Company or its Subsidiaries does not violate or constitute a default (or an event which with notice or lapse of time or both would become a default) any applicable Law or Contract applicable to such property.
(d)Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to all of their respective tangible assets and properties, real, personal and mixed, used or held for use in its business, free and clear of all Liens except for Permitted Liens. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all such material tangible assets and properties (including the Company Leased Real Property) are in good operating condition and repair, ordinary wear and tear excepted.
3.15Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)All material Tax Returns that are required by applicable Law to be filed by the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such filed Tax Returns are true, complete, and accurate in all material respects.
(b)Each of the Company and its Subsidiaries has timely paid all material Taxes due and payable by it, other than Taxes being contested, or that will be contested, in good faith or for which adequate reserves have been established in accordance with GAAP on the Company SEC Financial Statements.
(c)There is no ongoing audit, examination, investigation or other proceeding by any Governmental Entity with respect to any Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity that any such audit, examination, investigation or other proceeding is threatened or pending.
(d)Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Company or other third parties.
(e)Neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to any material Taxes or agreed to or is the beneficiary of any extension of time with respect to a material Tax assessment or deficiency, which such waiver or extension remains in effect.
(f)Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code in the two (2) years prior to the date of this Agreement.
(g)Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or any similar group for state, local or foreign Tax purposes.
(h)Neither the Company nor any of its Subsidiaries has any liability for any Taxes of any other Person (other than the Taxes of the Company or any of its

Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Law), (ii) as a transferee or successor, (iii) by Contract (other than Contracts the primary purpose of which does not relate to Taxes) or (iv) otherwise by operation of law.
(i)Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Closing, (iii) prepaid amount received outside of the ordinary course of business, prior to the Closing, or (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing.
(j)There are no Liens for a material amount of Taxes upon any assets of the Company or its Subsidiaries, except for Permitted Liens.
(k)Neither the Company nor any of its Subsidiaries is required to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) or any similar provision of state, local or non-U.S. Tax Law by reason of any change in any accounting methods (including pursuant to Section 451(b) of the Code) or the use of an improper method of accounting for a taxable period ending prior to the Closing Date. There is no application pending with any Governmental Entity requesting permission for any change of any accounting method of the Company or any of its Subsidiaries for Tax purposes. No Governmental Entity has proposed in writing any such adjustment or change of accounting method of the Company or any of its Subsidiaries.
(l)Neither the Company nor any of its Subsidiaries has entered into any transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(m)Except with respect to Sections 3.11 and 3.12, the representations in this Section 3.15 are the sole and exclusive representations and warranties concerning Tax matters.
3.16Material Contracts.
(a)Section 3.16(a) of the Company Disclosure Schedule contains a true, complete and correct list of each of the following Contracts in force as of the date hereof to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries, or any of their respective properties or assets are bound in any respect (each Contract listed or required to be listed on Section 3.16(a) of the Company Disclosure Schedule, a “Company Material Contract”):
(i)each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;
(ii)each Contract with a Top Customer and each Contract with a Top Vendor;
(iii)each Contract to which the Company or any of its Subsidiaries is a party that by its terms calls for aggregate payments by or to the Company or any of its Subsidiaries of more than $5,000,000 over the remaining term of such Contract, except for any Contract that may be cancelled, without any material penalty or other material liability to the Company or any of the Company’s Subsidiaries, upon notice of thirty (30) days or less;
(iv)other than with respect to an entity that is wholly owned by the Company or any of its Subsidiaries, Contracts concerning the establishment or operation of a partnership, joint venture or limited liability company in which the Company or any of its Subsidiaries holds an equity interest, or that is material to the Company and its Subsidiaries, taken as a whole;
(v)(A) licenses, sublicenses or any other Contract in which (1) the Company or any of its Subsidiaries grants to any Person any license or right to use any Intellectual Property, other than non-exclusive licenses or sublicenses granted to customers in the ordinary course of business or (2) the Company or any of its Subsidiaries is granted a license or right to use Intellectual Property of a third Person, other than licenses of generally commercially available shrink-wrap or off-the-shelf Software programs that is generally unmodified and solely internally used, in each case, with aggregate annual license fees or a total replacement cost of less than $100,000; (B) a Contract that, since Applicable Date, provided or provides for the assignment of Intellectual Property to or from any third Person to the Company or any of its Subsidiaries; and (C) any Contract pursuant to which the Company or any of its Subsidiaries is restricted from using, registering or enforcing any Company Owned Intellectual Property;
(vi)other than any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, any Contract (A) with an employee or independent contractor of the Company or any of its Subsidiaries that provides for annual base compensation in excess of $250,000 or (B) between the Company or any Subsidiary, on the one hand, and any director, manager, officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries (other than ordinary course employment or incentive equity related Contracts and arrangements) or any person beneficially owning five percent (5%) or more of the outstanding Shares, on the other hand;
(vii)(A) indentures, credit agreements, loan agreements mortgages, guarantees, securities, surety or performance bonds or similar instruments or other Contracts pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness for borrowed money or has or will guarantee or otherwise become liable for any indebtedness of any other Person for borrowed money other than any indentures, credit agreements, loan agreements or similar instruments solely between or among any of the Company and any of its Subsidiaries and (B) Contract granting a Lien (other than a Permitted Lien) upon any material assets or properties of the Company or any of its Subsidiaries;
(viii)each Contract that (A) restricts the ability of the Company or a Subsidiary of the Company to (1) compete with any business or in any geographical area or to solicit customers or (2) in any material way, solicit or hire employees or other individual service providers, (B) contains “most favored nation” provisions in favor of a customer of the Company or any of its Subsidiaries, or (C) contains “exclusivity”, minimum take or pay provisions or provisions similar to any of the foregoing;

(ix)each Contract that grants to any person any option, right of first offer or right of first refusal or similar right to purchase, lease, sublease, license, use, possess or occupy any assets of the Company or any Subsidiary of the Company;
(x)settlement, conciliation or similar Contracts, including any such agreement which would require the Company or any of its Subsidiaries to pay consideration of more than $2,000,000 after the date hereof or that contains continuing restrictions on the business or operations of or other non-monetary obligations of the Company or its Subsidiaries;
(xi)Contracts that obligate the Company or any of its Subsidiaries to make any future capital investment or capital expenditure in excess of $1,000,000 individually or $5,000,000 in the aggregate;
(xii)each Contract that provides for indemnification of any officer, director or employee by the Company entered into in the last five (5) years;
(xiii)any stockholders, investors rights, registration rights or similar agreements or arrangements; or
(xiv)any Government Contracts.
(b)The Company has made available to Parent true, complete and correct copies of each Company Material Contract. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Material Contracts are valid, binding and in full force and effect and are enforceable against the Company or the applicable Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party to such Company Material Contract, in accordance with their terms, subject in each case to Bankruptcy and Enforceability Exceptions, and (ii) the Company or its applicable Subsidiary party thereto, and to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under the Company Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach, violation or default thereunder (with or without notice or lapse of time, or both). Without limiting the foregoing, the Company and its Subsidiaries are not as of the date of this Agreement, and since December 31, 2024 through the date of this Agreement none of them have been, engaged or involved in any material dispute with any counterparty to a Company Material Contract. To the Knowledge of the Company, as of the date of this Agreement, there is no anticipated cancellation, termination, non-renewal or material modification (including any material reduction in the rate or volume of purchases or sales or material increase in the prices charged or paid, as the case may be) involving any contractual counterparty described in the immediately preceding sentence.
3.17Government Contracts.
(a)Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect, during the past four (4) years: (i) the Company and its Subsidiaries have complied with all terms and conditions of its Government Contracts, (ii) the Company and its Subsidiaries have complied in all respects with all applicable Laws pertaining to each Government Contract or Government Bid, (iii) neither the Company nor its Subsidiaries have received written (or, to the Knowledge of the Company, oral) notice of a cancellation, termination for convenience, termination for default, suspensions or stock work orders (specifically excluding (i) suspensions or stop work orders relating to protests filed in connection with the award of a Government Contract to the Company or any of its Subsidiaries or (ii) suspensions or stop work orders initiated by a Government Entity that apply to all counterparties to similar Government Contracts and not specific to the Company or any of its Subsidiaries), stop work order, cure notice, violation of Law, violation of a Government Contract or show cause notice and no such notice is currently proposed or, to the Knowledge of the Company, threatened in writing, pertaining to such Government Contract, (iv) no cost incurred by the Company or any Subsidiary pertaining to such Government Contract has been challenged, disallowed or is the subject of any ongoing audit or is subject to an ongoing investigation, with the exception of routine audits conducted in the ordinary course of business, (v) neither the Company nor any Subsidiary has been informed by a Government Entity that any option with respect to such Government Contract will not be exercised or that any Government Contract will be terminated, cancelled, subject to reduction or will otherwise come to an end prior to the end of its current period of performance and (vi) the submissions, representations, certifications, and warranties made, acknowledged or set forth by the Company and its Subsidiaries with respect to the Government Contracts and Government Bids were true, complete and correct in all material respects as of their effective date, the Company and its Subsidiaries have complied with all such certifications, and all such representations and certifications have continued to be current and materially accurate and complete to the extent required by the terms of a Government Contract or applicable Law.
(b)Except as set forth on Section 3.17(b) of the Company Disclosure Schedule: (i) neither the Company nor its Subsidiaries have received any written or, to the Knowledge of the Company, oral notice that any officer, employee, consultant or agent of the Company or its Subsidiaries is, or within the last four (4) years has been, under administrative, civil or criminal investigation or indictment by any Governmental Entity (A) relating to the performance of his or her duties for the Company or its Subsidiaries or (B) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on the Company or its Subsidiaries, taken as a whole; (ii) to the Knowledge of the Company, there is not pending any investigation of the Company, its Subsidiaries, or its officers, employees, consultants or agents nor within the last four (4) years has there been any audit or investigation of the Company, its Subsidiaries or its officers, employees, consultants or agents resulting in a material adverse finding with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (iii) within the last four (4) years, neither the Company nor its Subsidiaries have made or been required to make any voluntary or mandatory disclosure to any Governmental Entity with respect to any alleged irregularity, unlawful conduct, misstatement, significant overpayment or omission arising under or relating to a Government Contract; (iv) within the last four (4) years, neither the Company nor its Subsidiaries have received any written (or, to the Knowledge of the Company, oral) notice of any determination by a Governmental Entity regarding, nor entered into an consent order or administrative agreement with a Governmental Entity regarding, any suspected or, alleged fraud, mischarging, improper payments, unauthorized release of information, misstatement, omission or violation of Law, or any material administrative or contractual requirement related to a Government Contract; (v) neither the Company nor its Subsidiaries have received any written (or, to the Knowledge of the Company, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected or alleged fraud, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of Law, or any material administrative or contractual requirement related to a Government Contract; (vi) neither the Company nor its Subsidiaries have received written document requests, subpoenas, search warrants or civil investigative demands addressed to or requesting information involving such Company, its Subsidiaries, or any of its members, managers, officers, employees or affiliates, in connection with or concerning any information related to a Government Contract; (vii) to the Knowledge of the Company, neither the Company, its Subsidiaries nor any of their officers, managers, directors or employees has been under any administrative, civil or criminal investigation or indictment or criminal information involving alleged false statements, false claims or other improprieties or criminal acts relating to any Government Contract; (viii) neither the Company nor its Subsidiaries, nor to the Knowledge of the Company, any of their respective officers or employees has been the subject of any actual “whistleblower” or “qui tam” lawsuit; or (ix) to the Knowledge of the Company, it has not conducted any internal audit, review or inquiry in which any outside legal counsel, auditor, accountant or investigator has been or was engaged with respect to any suspected, alleged or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, misstatement, omission or violation of Law or any material administrative or contractual requirement related to a Government Contract.
3.18Intellectual Property; Data Privacy and Cybersecurity.
(a)Section 3.18(a) of the Company Disclosure Schedule identifies all Company Owned Intellectual Property that is registered, issued or subject to a pending application (collectively, the “Company Registrations”). Section 3.18(a) of the Company Disclosure Schedule also identifies all material Company Software and unregistered material Company Owned Intellectual Property.
(b)Except as would not be material to the business and operations of the Company and its Subsidiaries, each of the Company Owned Intellectual Property is subsisting, valid and, to the Knowledge of the Company, enforceable. The Company or one of its Subsidiaries is the exclusive owner of and possesses all worldwide rights, title and interests in and each item of Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). No Company Owned Intellectual Property is subject to any outstanding Order, and no action is pending or threatened that challenges the legality, validity, enforceability, use, scope or ownership of any Company Owned Intellectual Property. The Company and each of its Subsidiaries own or have adequate rights to use all Intellectual Property used in or necessary for their businesses as currently conducted.
(c)To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries does not infringe, misappropriate, dilute, or otherwise violate (and, since January 1, 2023, has not infringed, misappropriated, diluted or otherwise violated) the Intellectual Property rights of any Person, and the Company and its Subsidiaries have not received any complaint or notice alleging infringement, misappropriation, dilution or otherwise violation of the Intellectual Property of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated, diluted or otherwise violated any Company Owned Intellectual Property. Since January 1, 2023, the Company and its Subsidiaries have not sent any complaint or notice to any Person alleging infringement, misappropriation, dilution or other violation of any Company Owned Intellectual Property.
(d)The Company and its Subsidiaries have taken commercially reasonable actions designed to protect and preserve the confidentiality of their Sensitive Data, including by requiring all employees and other Persons with access to the Company’s or a Subsidiary’s Sensitive Data to execute valid and enforceable Contracts that require them to maintain the confidentiality of such information and only use such information in accordance with such Contracts. All current and former employees and contractors of the Company or any of its Subsidiaries who developed or contributed to any Company Owned Intellectual Property or other Intellectual Property material to the operation of the business of the Company or any of its Subsidiaries have executed valid and enforceable Contracts that assign to the Company or one of its Subsidiaries, all of such Person’s respective rights in such Intellectual Property. To the Knowledge of the Company, no Person is in breach or violation of any confidentiality or Intellectual Property assignment agreement.
(e)The computer systems and services, servers, network equipment, Software (including Company Software), computer hardware, databases, electronics, platforms, interfaces, applications and websites used or held for use by the Company or any of its Subsidiaries, including any outsourced systems and services that are owned or used by the Company and its Subsidiaries (collectively, the “IT Systems”) are (i) lawfully owned, leased or licensed by the Company and its Subsidiaries and (ii) are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted.
(f)The Company and its Subsidiaries have each implemented and maintained commercially reasonable business continuity plans, data security, data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems. Since the Applicable Date, there has been no failure or other material substandard performance of any IT System, in each case which has caused a material disruption to the operation of the business of the Company or any of its Subsidiaries. The Company Software, and to the Knowledge of the Company, the other IT Systems do not contain any Software routines or hardware components intentionally designed to permit unauthorized access, to maliciously disable or to erase Software, hardware or data.
(g)For the Company Software (i) the Company has in its possession, in up-to-date appropriately catalogued accessible versions, its source code and documentation as reasonably necessary to enable competently skilled programmers to use and update the Company Software, and (ii) there has been no unauthorized reverse engineering or other unauthorized disclosure of or access to the source code for the Company Software.
(h)The Company and its Subsidiaries have not used any Open Source Software in a manner that would (i) require any Company Owned Intellectual Property or Company Software to be made available in source code form, (ii) limit the Company’s or any of its Subsidiaries’ freedom to seek full compensation in connection with the marketing, licensing or distribution of any Company Owned Intellectual Property or Company Software, (iii) allow a third Person to reverse engineer or re-license any Company Owned Intellectual Property or Company Software or (iv) grant any patent license, non-assertion covenant or other rights under any Company Owned Intellectual Property or Company Software. The Company and its Subsidiaries are in compliance with their contractual obligations relating to Open Source Software.
(i)No Person (other than current employees and contractors involved in the development thereof) has received or has a right to license or possess the source code for any Company Software, and the Company and its Subsidiaries are not under any obligation (including any source code escrow agreement) to provide or license to any Person, or deposit to any escrow agent, any source code for any Company Software. The Closing will not result in the release of any source code for any Company Software to any Person.

(j)Since January 1, 2023, the Company and its Subsidiaries have implemented and maintained a written information security program comprising commercially reasonable security measures which are consistent with Information Privacy Obligations and designed to protect the IT Systems, data relating to the customers of their respective businesses (“Customer Data”) and other Sensitive Data. With the exception of inadvertent disclosures of “Protected Health Information” (as defined by HIPAA) involving fewer than one hundred (100) individuals that the Company or its Subsidiaries disclosed to their customers and would not, individually or in the aggregate, be material to the Company and its Subsidiaries, since January 1, 2023, the Company and its Subsidiaries have not (i) experienced any Security Incident or (ii) notified in writing or been required by applicable Law, Governmental Entity or other Information Privacy Obligation to notify in writing any Person of any Security Incident. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received any notice of any claims, investigations (including investigations by a Governmental Entity), or alleged violations of Laws or other Information Privacy Obligations with respect to Personal Information Processed by the Company and its Subsidiaries.
(k)The Company and its Subsidiaries have complied in all material respects and are in compliance in all material respects with the applicable Information Privacy Obligations. The Company and its Subsidiaries have implemented controls, including policies and procedures, reasonably designed to ensure compliance with the Information Privacy Obligations, including through adopting and publishing privacy notices and policies that accurately describe their privacy practices (“Privacy Notices”). The Company and its Subsidiaries have complied in all material respects and are in compliance in all material respects with those Privacy Notices. The Company and its Subsidiaries have sufficient rights and authority under its contracts or otherwise to permit the use and other Processing of Sensitive Data for the purposes of, and in connection with the development, offering, and provision of their respective products and services as presently conducted by the Company and its Subsidiaries.
3.19Healthcare Regulatory Matters.
(a)The Company and its Subsidiaries currently conduct, and since the Applicable Date have conducted, business in material compliance with all applicable Healthcare Laws and Company Material Contracts. Since the Applicable Date, neither the Company nor its Subsidiaries have received or been subject to any action, written notice, citation, suspension, revocation, limitation, warning or claim issued by a Governmental Entity, or allegation made by any other Person, that asserts that either the Company or its Subsidiaries have materially violated any Healthcare Law. Since the Applicable Date, there has been no claim (including written, or, to the Knowledge of the Company, other notice of an intent to audit or investigate) by any Person with respect to or related to the business, other than customary health care claim reviews and corrections in the ordinary course of business, and there is no such pending, or to the Knowledge of the Company, threatened action. Since the Applicable Date, no Person has sought, or, to the Knowledge of the Company, is reasonably expected to seek, indemnification from the Company (or any equityholder or its Subsidiaries, in connection with the Company) for any claims regarding noncompliance with, or violations of, Healthcare Laws or Company Material Contracts.
(b)Since the Applicable Date, neither the Company nor any of its Subsidiaries or any of their respective directors, officers, or employees or, to the Knowledge of the Company, any contractors acting on behalf of the Company, has knowingly (as defined under the False Claims Act) submitted or caused to be submitted to a Governmental Health Program or other Payor a false or fraudulent claim for payment, and the billing, coding and claims review, audit and adjustment practices of the Company and its Subsidiaries, and any Person acting on the Company’s behalf, are and since the Applicable Date have been, in compliance in all material respects with all applicable Laws and Company Material Contracts to which the Company is bound or otherwise subject. Since the Applicable Date, the Company and its Subsidiaries have undertaken good faith, reasonable efforts to identify and return any overpayments, as required under any applicable Laws or Company Material Contracts.
(c)Except as would not be material to the Company or its Subsidiaries, the Company currently maintains, and since the Applicable Date has maintained, a compliance program reasonably designed to promote compliance with Healthcare Laws that includes applicable policies, procedures and training for all employees and workforce members and that meets requirements under Healthcare Laws. Since the Applicable Date, the Company and its Subsidiaries have operated in material compliance with such compliance program and has provided to Parent complete and accurate copies of all compliance program materials.
(d)The Company and its Subsidiaries are, and since the Applicable Date, have been in compliance in all material respects with Healthcare Privacy Obligations, including HIPAA and all similar state applicable Laws governing the privacy, security or confidentiality of medical or health information of patients, to the extent applicable to the Company. Since the Applicable Date, the Company or its Subsidiaries have entered into Business Associate Agreements (as defined by HIPAA) with customers, contractors and other Persons, wherever required by applicable Law. The Company is not, and since January 1, 2023, has not been, in material breach of any Business Associate Agreements, and to the Knowledge of the Company, no counterparty has been in breach of any Business Associate Agreements. With the exception of inadvertent disclosures of “Protected Health Information” (as defined by HIPAA) involving fewer than one hundred (100) individuals that (i) the Company or its Subsidiaries disclosed to their customers and (ii) would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, since the Applicable Date, the Company has not otherwise experienced a “Breach” (as defined by HIPAA), successful “security incident” (as defined by HIPAA), or other reportable data incident with respect to Protected Health Information in possession or under the control of the Company or its Business Associates (as defined by HIPAA). The Company maintains, and since the Applicable Date, has maintained, a HIPAA compliance program (including policies, procedures, training and security risk assessments) that materially complies with HIPAA and its Contracts, and has operated materially in compliance with such program. The Company maintains all PHI within the United States of America and only allows employees or contractors to access or view such PHI from outside the United States of America in compliance with applicable Healthcare Privacy Obligations. The Company currently maintains and since January 26, 2024, has maintained HITRUST certification in good standing, is in compliance with its HITRUST certification, and to the Knowledge of the Company, there is no fact or circumstance that would jeopardize such certification.
3.20Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all insurance policies maintained by the Company and its Subsidiaries are in full force and effect with financially sound and reputable insurers and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate. Except as would not, individually or in the aggregate, reasonably be expected to have a Company

Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Since the Applicable Date to the date of this Agreement, to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has received written notice of termination or cancellation or denial of coverage with respect to any material insurance policy maintained by the Company or its Subsidiaries or any material claim made pursuant to any such insurance policy.
3.21Customers and Vendors.
(a)Section 3.21(a) of the Company Disclosure Schedule contains a true and correct list of each of the ten largest customers of the Company and its Subsidiaries with respect to revenues for the twelve-month period ending June 30, 2025 (each, a “Top Customer”). The Company has not received written (or, to the Knowledge of the Company, oral) notice of any termination, cancellation, material amendment or substantial reduction of terms or conditions, by any Top Customer of its business relationship or Contract with the Company and its Subsidiaries, and to the Knowledge of the Company, no such termination, cancellation, material amendment or substantial reduction of terms or conditions has been threatened by any such Top Customer.
(b)Section 3.21(b) of the Company Disclosure Schedule contains a true and correct list of each of the ten largest vendors of the Company and its Subsidiaries with respect to spend for the twelve-month period ending June 30, 2025 (each, a “Top Vendor”). The Company has not received written (or, to the Knowledge of the Company, oral) notice indicating that any such Top Vendor is of any termination, cancellation, material amendment or substantial reduction of terms or conditions, by any Top Vendor of its business relationship or Contract with the Company and its Subsidiaries, and to the Knowledge of the Company, no such termination, cancellation, material amendment or substantial reduction of terms or conditions has been threatened by any such Top Vendor.
3.22Broker’s Fees. Except for the fees and expenses of Truist Securities, Inc. (“Truist”), the Company’s financial advisor, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed or engaged any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions, and, without limiting the foregoing, no financial advisor, broker, finder or investment bank (other than Truist) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by the Company or any of its Subsidiaries. The Company has made available to Parent true, correct and complete copies of all agreements pursuant to which Truist is entitled to any fee, commission or expenses in connection with the Transactions.
3.23Related Party Transactions. Neither the Company nor any of its Subsidiaries is, nor since the Applicable Date has been, a party to any transaction or series of related transactions, Contract, understanding or arrangement, nor, to the Knowledge of the Company, are there any of the foregoing currently proposed, under which any (a) present or former executive officer, senior manager or director (or equivalent) of the Company or any Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the

Company, or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K (or, if proposed but not having been consummated or executed, as would be required to be so disclosed if consummated or executed).
3.24Takeover Statutes; Rights Plans. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.8, there is no “fair price,” “business combination,” “control share acquisition,” “moratorium” or other anti-takeover Law (including Section 203 of the DGCL), statute or regulation or any similar provision of the Company Charter or Company Bylaws that is applicable to the Merger or the other Transactions.
3.25Opinion of Financial Advisor. The Company Board has received the oral opinion of Truist (to be followed by delivery of a written opinion dated the same date), to the effect that, as of such date, and based upon and subject to the limitations, qualifications, assumptions and other matters set forth in such opinion, the Merger Consideration to be received by the holders of Shares in the Merger pursuant to this Agreement is fair from a financial point of view to such holders. A signed, true, correct and complete copy of such opinion will be delivered to Parent on a non-reliance basis promptly following receipt thereof by the Company for information purposes only.
3.26No Other Representations or Warranties.
(a)Except for the representations and warranties expressly set forth in this Article 3 or in any certificate delivered by or on behalf of the Company hereunder or in connection herewith, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty of any kind whatsoever, at Law or in equity, with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or with respect to any other information (including projections, estimates, forecasts or budgets) provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof, notwithstanding the delivery or disclosure to Parent and the Merger Sub or any of their affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the Data Room, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3 or in any certificate delivered by or on behalf of the Company hereunder or in connection herewith.

(b)Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that (i) neither Parent nor Merger Sub, nor any affiliate or Representative of either of them, has made or is making any representation or warranty relating to Parent, any of its Subsidiaries or Merger Sub, whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article 4 or in any certificate delivered by or on behalf of Parent or Merger Sub hereunder or in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent and its Subsidiaries furnished or made available to the Company or any of its Representatives, (ii) all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub, and (iii) the Company is not relying and has not relied on any such other representation or warranty not set forth in Article 4 or in any certificate delivered by or on behalf of Parent or Merger Sub hereunder or in connection herewith.
Article 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby represent and warrant to the Company as follows:
4.1Corporate Organization. Each of Parent and Merger Sub is an entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions.
4.2Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to enter into, execute and deliver this Agreement and any Ancillary Agreement to which it is a party, to perform and comply with each of its obligations under this Agreement and such Ancillary Agreement and, subject to compliance with Regulatory Laws, to consummate the Transactions and the other transactions contemplated thereby, in each case, applicable to such party, in accordance with the terms of this Agreement and the Ancillary Agreements to which it is a party. The adoption, execution and delivery by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, the performance and compliance by Parent and Merger Sub with each of its obligations herein and therein, and the consummation by Parent and Merger Sub of the Transactions and the other transactions contemplated by such Ancillary Agreements applicable to it have been duly authorized by all necessary action on the part of Parent and Merger Sub, and no other proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and the Ancillary Agreements to which it is a party dated on or before the date hereof and, assuming the due authorization, execution and delivery by the Company, this Agreement and each Ancillary Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to Bankruptcy and Enforceability Exceptions.
4.3No Conflicts.
(a)The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate any provision of the certificate of incorporation, certificate of limited partnership, limited partnership agreement, bylaws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all Consents described in Section 3.4(b) and Section 4.3(b) have been obtained and all filings and notifications described in Section 3.4(b) and Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent, approval, authorization, filing or notification under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any their Subsidiaries, including Merger Sub, pursuant to, any Contract or Permit to which Parent or any their respective Subsidiaries is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions.
(b)The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and, assuming the accuracy of the representations and warranties of the Company in Section 3.4(b), the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities laws, (ii) as required under any applicable Regulatory Laws or Healthcare Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL, and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions.
4.4Litigation. As of the date of this Agreement, there is no Proceeding pending, or, to the Knowledge of Parent, threatened against Parent and/or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions, and neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions or that challenges the validity or propriety of the Merger.
4.5Financial Capability.
(a)Parent has delivered to the Company complete and correct copies of an executed debt commitment letter, dated as of the date hereof (including all exhibits, annexes, schedules and term sheets attached thereto), and an executed fee letter, dated as of the date hereof (which may be redacted as to fee amounts and other economic provisions in a manner customary for transactions of this type and that could not in any event adversely affect the conditionality, enforceability, availability, termination or aggregate gross amount of the Debt Financing) (the “Fee Letter”), from the Financing Sources party thereto (collectively, the “Debt Commitment Letter”), pursuant to which the Financing Sources have agreed, on the terms and subject to the conditions set forth or referenced therein, to provide debt financing to Parent in the amounts set forth therein (the “Debt Financing”).
(b)The Debt Commitment Letter is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each other party thereto, and enforceable against Parent and, to the Knowledge of Parent, each other party thereto in accordance with its terms, in each case, except as enforceability may be limited by the Bankruptcy and Enforceability Exceptions. The Debt Commitment Letter has not been amended or modified in any respect prior to or as of the date of this Agreement and, as of the date of this Agreement, (i) no such amendment or modification is contemplated (other than modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, bookrunners, managers or other roles under the Debt Commitment Letter) and (ii) the commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or terminated in any respect, in each case except as permitted by Section 5.14. As of the date hereof, assuming the accuracy in all material respects of the representations and warranties in Article 3 of this Agreement, no event or circumstance has occurred which, with or without notice, lapse of time or both, would or would reasonably be expect to constitute a (i) default or breach on the part of Parent or, to the Knowledge of Parent, any of the other applicable parties thereto, under the Debt Commitment Letter. Assuming the satisfaction of the conditions set forth in Sections 6.1 and 6.2, as of the date hereof, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition to be satisfied by it (or otherwise within Parent’s, or the Company’s control) contained in the Debt Commitment Letter or that the full amount of the Debt Financing contemplated by the Debt Commitment Letter not being available as of the Closing. There are (i) no conditions precedent related to the funding of the full amounts of the Debt Financing other than as set forth in the Debt Commitment Letter and (ii) no other agreements that could limit, affect or impair the availability of the Debt Financing necessary to consummate the Closing on the Closing Date, other than as set forth in the Debt Commitment Letter. Parent has fully paid or caused to be paid any and all commitment fees and any other amounts required by the Debt Commitment Letter and the Fee Letter, in each case, to be paid on or before the date of this Agreement.
(c)The aggregate proceeds of the Debt Financing, when funded in accordance with the Debt Commitment Letter, together with cash on hand of Parent and its wholly-owned Subsidiaries and the proceeds of a portion of the 2025 Incremental DDTL Loans (as defined in the Parent Credit Agreement) when drawn and funded at the Closing in accordance with the Parent Credit Agreement (the “Incremental DDTL Loans”), will be sufficient to (i) make all payments contemplated by this Agreement in connection with the Merger (including the payment of all amounts payable pursuant to Article 2 in connection with or as a result of the Merger); and (ii) pay all fees and expenses required to be paid at the Closing by the Company, Parent or Merger Sub (clauses (i) and (ii), the “Required Amount”).
(d)Parent and its wholly-owned Subsidiaries (on a consolidated basis) have, and will have at times prior to the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article 7, cash on hand, marketable securities, readily available lines of credit and/or other readily available funds sufficient in the aggregate to pay the Parent Termination Fee and any other amounts payable or reimbursable by Parent or Merger Sub pursuant to Section 5.15(d) and/or Section 7.6(e), if and when the Parent Termination Fee and/or such other amounts become due and payable pursuant to the terms, and subject to the conditions, set forth in this Agreement (including, for the avoidance of doubt, Section 7.6).
(e)Parent and Merger Sub affirm that it is not a condition to the Closing or to any of their other obligations under this Agreement that Parent or Merger Sub obtain financing for, or related to, any of the Transactions, including the Merger.
4.6Absence of Certain Agreements. As of the date of this Agreement, none of Parent or Merger Sub or their respective Affiliates has entered into any legally binding agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any legally binding agreement, arrangement or understanding (in each case, whether oral or written), (a) with any third party that would reasonably expected to limit in any material respect Parent’s or Merger Sub’s ability to comply with their respective obligations under this Agreement or (b) with any third party that would reasonably be expected to materially delay (beyond the End Date) or prevent the consummation of the Transactions.
4.7Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is filed, mailed, distributed or disseminated to holders of Shares and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub with respect to such portions thereof that relate expressly to the Company or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein).
4.8Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other Transactions. The vote or consent of Parent as the sole shareholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other Transactions.
4.9Ownership of Company Capital Stock. Except as a result of this Agreement and consummation of the Transactions, none of Parent, Merger Sub or any Parent Subsidiary beneficially owns any Shares or other Equity Interests in the Company. None of Parent, Merger Sub, or any Parent Subsidiary nor any of their respective “affiliates” or “associates” is, or at any time during the last three (3) years has been, an

“interested stockholder” of the Company (as each such term is defined in Section 203 of the DGCL). Assuming that the Company Board has waived the applicability of Section 203 of the DGCL prior to the execution of this Agreement, neither Parent nor Merger Sub has taken any action that will result in the application of Section 203 of the DGCL to the Transactions.
4.10Solvency. Assuming (a) satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger in Sections 6.1 and 6.2 and (b) the accuracy of the representations and warranties set forth in Article 3, immediately after giving effect to the consummation of the Transactions, Parent, the Surviving Corporation and their respective Subsidiaries (on a consolidated basis) will not (i) be insolvent (because the fair saleable value of its assets, on a going concern basis, is less than the amount required to pay its liabilities (including contingent liabilities) as they come due), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred liabilities (including contingent liabilities) beyond its ability to pay them as they become due. Parent and Merger Sub is not entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of any of Parent, its Subsidiaries or the Surviving Corporation.
4.11Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, wholly owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date hereof engaged in any business or other activities.
4.12No Stockholder and Management Arrangements. Except for this Agreement, or as expressly authorized by the Company Board, neither Parent nor Merger Sub, nor any of their respective officers, directors or affiliates, is a party to any Contract, or has made or entered into any formal or informal arrangement or other understanding (including as to continuing employment), with any stockholder, director or officer of the Company relating to this Agreement, the Merger or any other Transactions, or the Surviving Corporation or any of its affiliates, businesses or operations from and after the Effective Time.
4.13Brokers. Except for J.P. Morgan Securities, neither Parent nor any of their respective Subsidiaries nor any of their respective officers or directors on behalf of Parent or any of their respective Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.
4.14Compliance with Laws. Neither Parent, Merger Sub nor any of their Affiliates is in default or violation of any applicable Law, except for any such defaults or violations that, individually or in the aggregate, have not had or would not reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions, including the Merger.
4.15Parent Credit Agreement.
(a)A correct and complete copy of the Parent Credit Agreement as in effect on the date of this Agreement has been made available to the Company.

(b)As of the date hereof, no Event of Default (as defined in the Parent Credit Agreement) under Section 8.01(a) or 8.01(f) of the Parent Credit Agreement exists or would result from the application of the proceeds of the Incremental DDTL Loans.
(c)As of the date hereof, the representations and warranties of each Loan Party (as defined in the Parent Credit Agreement) set forth in Article V of the Parent Credit Agreement and in each other Loan Document (as defined in the Parent Credit Agreement) are accurate and correct in all material respects on and as of the date hereof with the same effect as though made on and as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date, in which case they are accurate and correct in all material respects as of such earlier date; provided, that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be accurate and correct in all respects on the date hereof or on such earlier date, as the case may be.
(d)As of the date hereof, the Consolidated First Lien Net Leverage Ratio (as defined in the Parent Credit Agreement) (determined on a Pro Forma Basis (as defined in the Parent Credit Agreement)) and after giving effect to the Amendments (as defined in the Debt Commitment Letter) does not exceed 5.50:1.00.
(e)As of the date hereof, to the Knowledge of Parent, the Financing Sources party to the Debt Commitment Letter constitute the Required Lenders (as defined in the Parent Credit Agreement).
4.16No Other Representations and Warranties.
(a)Except for the representations and warranties expressly set forth in this Article 4 or in any certificate delivered by or on behalf of Parent or Merger Sub hereunder or in connection herewith, none of Parent or Merger Sub, any of their respective affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty of any kind whatsoever, at Law or in equity, with respect to Parent or Merger Sub or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or with respect to any other information (including projections, estimates, forecasts or budgets) provided, or made available, to the Company or its Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof, notwithstanding the delivery or disclosure to the Company or any of its affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the foregoing, none of Parent, Merger Sub or any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company’s or its Representatives’ or affiliates’ use of any information, documents, or other material made available to the Company or its Representatives or affiliates, in any form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4 or in any certificate delivered by or on behalf of the Parent or Merger Sub hereunder or in connection herewith.
(b)Notwithstanding anything to the contrary contained in this Agreement, Parent and Merger Sub each acknowledges and agrees that (i) neither the Company, nor any affiliate or Representative of the Company, has made or is making any representation or warranty relating to the Company or any of its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article 3 or in any certificate delivered by or on behalf of the Company hereunder or in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their Representatives, (ii) all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company, and (iii) neither Parent nor Merger Sub is relying on or has relied on any such other representation or warranty not set forth in Article 3 or in any certificate delivered by or on behalf of the Company hereunder or in connection herewith.
Article 5
COVENANTS
5.1Conduct of Business by the Company Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, except (i) as required by Law or Order, (ii) as otherwise expressly contemplated by any other provision of this Agreement, (iii) as set forth in Section 5.1 of the Company Disclosure Schedule or (iv) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to use commercially reasonable efforts, (1) to conduct its business and operations in the ordinary course of business consistent with past practice, (2) to maintain and preserve intact the Company’s and its Subsidiaries’ business organization, assets and properties, (3) keep available the services of the current officers, employees and consultants of the Company and each of its Subsidiaries and to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers, distributors, licensors, licensees and other Persons with which the Company or any of its Subsidiaries has business relations and (4) comply in all material respects with all applicable Laws that have a material impact on the Company, its Subsidiaries and/or the operation of their business. Without limiting the foregoing, except (i) as required by Law or Order, (ii) as otherwise expressly contemplated by any other provision of this Agreement or (iii) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):
(a)amend its certificate of incorporation or bylaws or other Organizational Documents;
(b)issue, sell, pledge, dispose of, grant, transfer or encumber (or otherwise subject to a Lien) any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants, equity or equity-based compensation, restricted stock, restricted stock units, performance stock units or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than the issuance of Shares (i) under the Company ESPP or (ii) upon the exercise of Company Options or settlement of Company RSUs and Company PRSUs outstanding as of the date hereof in accordance with their terms, in each case, to the extent not otherwise restricted or limited by Section 2.4 of this Agreement;
(c)sell, license, pledge, dispose of, transfer, lease, guarantee, mortgage or subject to a Lien (other than Permitted Liens) any property or assets of the Company or any of its Subsidiaries, except the sale, license, pledge, disposal, transfer, lease or encumbrance of goods or inventory in the ordinary course of business consistent with past practice, with an aggregate value not to exceed $1,000,000, or the disposition in order course of business of obsolete, surplus or worn out assets, inventory or equipment or assets that are no longer used in the ordinary course of the Company’s and its Subsidiaries’ business;
(d)declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for dividends or other distributions paid by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;
(e)reclassify, combine, split, subdivide or amend the terms of, repurchase or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;
(f)merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
(g)acquire (including by merger, consolidation, or acquisition of stock or assets) any Person or assets, other than acquisitions of inventory, raw materials, supplies and other property in the ordinary course of business consistent with past practice in an amount not exceeding $1,250,000 in the aggregate;
(h)(i) issue any debt securities, (ii) incur, assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), any Indebtedness of any Person (other than a wholly owned Subsidiary of the Company) (other than borrowings under the Company Credit Agreement in the ordinary course for working capital purposes, in each case solely to extent the Effective Time has not occurred within ninety (90) days following the date of this Agreement and not in excess of $2,000,0000 in the aggregate) or (iii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise);
(i)make any loans, advances or capital contributions to, or investments in, any other Person, other than any wholly owned Subsidiary of the Company or immaterial advances to its employees in respect of travel or other related business expenses in the ordinary course of business consistent with past practice;
(j)terminate or cancel, amend in any material respect or modify, or grant a waiver under, or agree to any material amendment to or waiver under any Company Material Contract, or enter into or amend in any material respect any Contract that, if existing on the date hereof, would be a Company Material Contract, in each case other than expirations, change orders or extensions of any such Company Material Contract in the ordinary course of business in accordance with their respective terms and consistent with past practice;
(k)make any capital expenditure that is more than $500,000 in excess of the Company’s annual capital expenditure budget as disclosed to Parent prior to the date hereof;

(l)except to the extent required by this Agreement, applicable Law or the existing terms of any Company Benefit Plan or Contract: (i) increase the compensation or benefits payable or to become payable to any director or executive officer of the Company or any Company Employee with annual base compensation of $250,000 or more, after giving effect to such increase; (ii) terminate or amend any Company Benefit Plan, or establish, adopt, or enter into any new such arrangement that if in effect on the date hereof would be a Company Benefit Plan, except with regard to annual renewals to broad-based employee welfare benefit programs in line with market cost increases or that otherwise does not result in a material increase in cost to the Company for such broad-based employee welfare benefit programs; or (iii) take any action, or grant any right, to accelerate the vesting, payment, exercisability or funding of any compensation or benefits under any Company Benefit Plan;
(m)hire, engage or terminate the employment or engagement of any employee or individual independent contractor who earns or will earn (or prior to such termination, did earn) annual base compensation in excess of $250,000;
(n)implement, adopt or make any material change in accounting policies, practices, principles, methods or procedures, other than as required by Law or GAAP;
(o)compromise, consent to any Order with respect to, or settle or agree to settle any Proceeding other than those that do not relate to this Agreement or the Transactions and that involve only the payment by the Company or its Subsidiaries of monetary damages not in excess of $1,000,000 in the aggregate, and in any case, without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries and that do not involve the imposition of restrictions on the business or operations of the Company or any of its Subsidiaries;
(p)implement or announce any mass employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that will create a notice obligation or other liability under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law;
(q)enter into any new line of business;
(r)make or change any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, settle any material Tax claim, audit or assessment, file any material amendment to a material Tax Return, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
(s)abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material Company Owned Intellectual Property, or grant any right or license to any material Company Owned Intellectual Property other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;
(t)enter into any new Contracts with Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(u)enter into any collective bargaining agreement or other labor agreement with any labor organization with respect to employees of the Company, or recognize or certify any union or labor organization as the bargaining representative of any Company Employees;
(v)form, dissolve or liquidate any Subsidiary;
(w)grant or permit any Lien (other than a Permitted Lien) on any of its material assets or properties; or
(x)authorize or enter into any Contract or otherwise agree or make any commitment to do any of the foregoing.
(y)Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Closing.
5.2Access to Information; Confidentiality.
(a)From the date of this Agreement to the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, the Company shall, and shall cause each of its Subsidiaries to: (i) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries, upon prior written notice to the Company, to the officers, employees, accountants, agents, properties, offices and other facilities of the Company and each of its Subsidiaries and to the material books and records thereof; and (ii) furnish to Parent during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent, Merger Sub or their Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes in good faith (based on the advice of outside counsel) that doing so would reasonably be expected to: (A) result in a waiver of attorney-client privilege, attorney-work product or similar legal protection; (B) contravene any applicable Law or fiduciary duty; (C) contravene any third-party Contract entered into prior to the date of this Agreement (provided that, in such event, the Company shall use its commercially reasonable efforts to obtain any applicable consent to permit disclosure thereunder pursuant to this Section 5.2(a)); (D) cause material competitive harm to the Company and its businesses if the Transactions are not consummated; or (E) reveal bids received from third parties prior to the date of this Agreement in connection with transactions similar to those contemplated by this Agreement and any information and analysis (including financial analysis) relating to such bids (provided that, in each case of clauses (A) through (C), the Company shall (i) give Parent notice of any information withheld and the circumstances giving rise to such non-disclosure, (ii) use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in such contravention, or in a loss of attorney-client privilege or similar legal protection, or in competitive harm, and (iii) use commercially reasonable efforts to establish a process that (through use of steps such as targeted redactions, provision of information to counsel to review and summarize for Parent or use of a “clean room” environment for analysis and review of information) shall provide Parent and its Representatives with timely access and information to the fullest extent possible). Parent shall indemnify and hold harmless the Company and its Subsidiaries from and against any losses that may be incurred by any of them to the extent directly arising out of or directly related to (and not, for the avoidance of doubt, to the extent arising out of or related to the Company’s provision of such information to Parent or its Representatives if the Company was not permitted to do so under applicable Law or Contract) the use, storage or handling of (i) any personally identifiable information relating to employees, providers or customers of the Company or any Subsidiary and (ii) any other information that is protected by applicable Law (including privacy Laws) or a Contract and to which Parent or its Representatives are afforded access pursuant to the terms of this Agreement.
(b)The parties hereby agree that all information provided to the other party or the other parties’ Representatives in connection with this Agreement and the consummation of the Transactions, including any information obtained pursuant to Section 5.2(a), shall be treated in accordance with the Confidentiality Agreement, dated April 10, 2025 between Parent or one of its affiliates and the Company (the “Confidentiality Agreement”). Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.
5.3Non-Solicitation.
(a)Except as permitted by this Section 5.3, during the period from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article 7, the Company shall not, and shall cause its Subsidiaries not to, and shall not direct or permit the Company’s and its Subsidiaries’ respective Representatives acting on behalf or at the direction of the Company or its Subsidiaries to, in each case directly or indirectly: (i)  solicit, initiate, or knowingly encourage the submission of any Takeover Proposal; (ii) continue, conduct, or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books, or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party relating to: (A) a Takeover Proposal; or (B) any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal; (iii) except where the Company Board makes a good faith determination, after consultation with its financial advisor and outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; (iv) enter into a letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract in each case relating to any Takeover Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger (excluding any Acceptable Confidentiality Agreements or the agreements contemplated by Section 5.3(b)) (each, a “Company Acquisition Agreement”); or (v) approve, authorize, agree, or publicly announce any intention to do any of the foregoing. The Company shall, shall cause its Subsidiaries, and shall direct the Company’s and its Subsidiaries’ Representatives acting on behalf or at the direction of the Company or its Subsidiaries to cease immediately and cause to be terminated any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal, shall request that any third party in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries and provided access to an electronic data room maintained by the Company or its Representatives in connection with a Takeover Proposal in the last twelve (12) months prior to the date of this Agreement return or destroy (and confirm destruction of) all such information and request that such third parties direct their Representatives to do the same and shall within twenty four (24) hours of the date of this Agreement terminate all physical and electronic data room access previously granted to any such party or its Representatives. Notwithstanding the foregoing, the parties agree that it is not a breach of this Agreement for the Company, its Subsidiaries, or the Company’s or its Subsidiaries’ respective Representatives to reply to an unsolicited Takeover Proposal to inform such Person that the Company and its directors and officers and Representatives are subject to a no-shop provision and cannot engage in discussions except in accordance with this Agreement.
(b)Notwithstanding Section 5.3(a), prior to the receipt of Company Stockholder Approval, the Company Board, directly or indirectly through any Representative, may, subject to Section 5.3(c): (i) participate in negotiations or discussions with any third party that has made a Takeover Proposal that did not result from a breach of Section 5.3(a) that the Company Board believes in good faith, after consultation with its financial advisor and outside legal counsel, is or could reasonably be expected to lead to a Superior Proposal or would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law not to participate in negotiations or discussions pertaining to such Takeover Proposal and thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (unless such third party is already subject to a confidentiality agreement with the Company and such third party agrees to permit the Company to comply with its obligations under this Agreement, including Section 5.3); and (ii) contact any Person who has submitted a Takeover Proposal to clarify the terms and conditions thereof for purposes of determining whether such Takeover Proposal is or could reasonably be expected to lead to a Superior Proposal.
(c)The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any written any Takeover Proposal or any inquiry that would reasonably be expected to lead to a Takeover Proposal. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request, including copies of any written requests, proposals or offers, including proposed agreements. The Company shall keep Parent informed, on a reasonably current and prompt basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price, proposed financing, and other material terms thereof. The Company shall promptly provide Parent with copies of any non-public information concerning the Company’s and any of its Subsidiary’s business, present or future performance, financial condition, or results of operations, provided to any third party to the extent such information has not been previously provided to Parent.
(d)Except as expressly permitted by this Section 5.3(d), neither the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement.
(i)Notwithstanding the foregoing, at any time prior to the receipt of Company Stockholder Approval, the Company Board may: (A) effect a Company Adverse Recommendation Change with respect to a Superior Proposal or (B) terminate this Agreement pursuant to Section 7.4(a) in order to enter into a Company Acquisition Agreement with respect to such Superior Proposal; in each case, that did not result from a material breach of this Section 5.3, if: (I) the Company promptly notifies Parent, in writing, at least three (3) Business Days (the “Superior Proposal Notice Period”) before taking the action described in clause (A) or (B) of this Section 5.3(d)(i), of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare is a Superior Proposal, and that the Company Board intends to take the action described in clause (A) or (B) of this Section 5.3(d)(i); (II) the Company specifies the identity of the party making the Superior Proposal and the material terms and conditions thereof in such notice and includes an unredacted copy of the Takeover Proposal and attaches to such notice the most current version of any proposed agreement (which version shall be updated on a prompt basis) for such Superior Proposal and any related documents, including financing documents (which financing documents may include customary redactions), to the extent provided by the relevant party in connection with the Superior Proposal; (III) the Company and its Representatives during the Superior Proposal Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Superior Proposal Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Superior Proposal Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Superior Proposal Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (IV) the Company Board determines in good faith, after consulting with its financial advisor and outside legal counsel, that such Takeover Proposal continues to constitute a Superior Proposal (after taking into account any adjustments made by Parent during the Superior Proposal Notice Period in the terms and conditions of this Agreement) and that the failure to take such action would be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law.
(ii)Notwithstanding the foregoing, at any time prior to the receipt of Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change with respect to an Intervening Event, if: (A) the Company promptly notifies Parent, in writing (email to Parent and Parent’s outside counsel pursuant to Section 8.2 being deemed sufficient), at least two (2) Business Days (the “Intervening Event Notice Period”) before effecting a Company Adverse Recommendation Change of its intention to take such action with respect to such Intervening Event, which notice shall advise Parent of the Intervening Event, including a reasonable description of the underlying terms and circumstances giving rise to such Intervening Event (and the reasons for taking such action), and that the Company Board intends to effect a Company Adverse Recommendation Change; (B) the Company and its Representatives during the Intervening Event Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement that obviates the need for the Company Board to effect, or cause the Company to effect, a Company Adverse Recommendation Change as a result of such Intervening Event; and (C) the Company Board determines in good faith, after consulting with its financial advisor and outside legal counsel, that an Intervening Event has occurred and that the failure to effect a Company Adverse Recommendation Change would be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law.
(e)Nothing contained herein shall prevent the Company Board or any committee thereof from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with its financial advisor and outside legal counsel, that failure to disclose such position would be inconsistent with the fiduciary duties of the Company Board under applicable Law; provided, however, that any public disclosure (other than any “stop, look and listen” statement made under Rule 14d-9(f) under the Exchange Act) by the Company or the Company Board (or any committee thereof) relating to any determination, position or other action by the Company, the Company Board or any committee thereof with respect to any Takeover Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and publicly reaffirms the Company Board Recommendation in such disclosure. Nothing in this Agreement shall restrict the Company or the Company Board (or a committee thereof) from making a factually accurate public statement that (A) describes the Company’s receipt of a Takeover Proposal; (B) identifies the Person or group of Persons making such Takeover Proposal; (C) provides the material terms of such Takeover Proposal; or (D) describes the operation of this Agreement with respect thereto and any such statement will not, in any case, be deemed to be (1) an adoption, approval or recommendation with respect to such Takeover Proposal; or (2) a Company Adverse Recommendation Change.
5.4Stockholders Meeting; Proxy Materials; Merger Sub Approval.
(a)Subject to applicable Law and except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by, and in compliance with, Section 5.3 hereof, (i) the Company shall establish a record date for (and the Company will not change the record date without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed) and duly call, give notice of, convene, and hold the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement and approval of the Transactions, including the Merger, and a stockholder advisory vote contemplated by Rule 14a-21(c) of the Exchange Act (if required) (the “Company Stockholders Meeting”) as soon as reasonably practicable after the date of this Agreement, subject to the Company’s reasonable determination, in consultation with Parent, of the timing necessary to comply with applicable Law, stock exchange rules, and to solicit proxies to obtain the Company Stockholder Approval, and (ii) the Proxy Statement shall include the Company Board Recommendation. As promptly as practicable after the date of this Agreement, the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act in a manner designed to enable the record date of the Company Stockholders Meeting to be set so that the Company Stockholders Meeting can be held promptly following the effectiveness of the Proxy Statement. The Company shall not submit any other proposals for approval at the Company Stockholders Meeting without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as reasonably requested by Parent or Merger Sub. The Company shall have the right, after good faith consultation with Parent, to, and shall at the request of Parent, to postpone or adjourn the Company Stockholders Meeting, on no more than two (2) occasions for a period of up to ten (10) Business Days and shall postpone or adjourn the Company Stockholders Meeting at the request of Parent on no more than two (2) occasions in the event of the following clause (B): (A) for the absence of a quorum,

(B) to allow reasonable additional time to solicit additional proxies, taking into account the amount of time until the Company Stockholders Meeting, or the Company has not received a number of proxies that would reasonably be believed to be sufficient to obtain Company Stockholder Approval at the Company Stockholders Meeting or (C) to the extent required by applicable Law.
(b)In connection with the Company Stockholders Meeting, as soon as reasonably practicable (but in no event later than twenty (20) Business Days) following the date of this Agreement, the Company shall prepare and file, in preliminary form, the Proxy Statement with the SEC. Parent, Merger Sub, and the Company will cooperate and consult with each other, in each case in a customary and reasonable manner, in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will, and will cause their affiliates to, furnish the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and shall promptly provide, and shall cause their affiliates to promptly provide, such other assistance in the preparation of the Proxy Statement as may be reasonably requested by the Company from time to time. The Company shall not file the Proxy Statement, or any amendment or supplement thereto, without providing Parent a reasonable opportunity to review and comment on any material changes thereto (which comments shall be reasonably considered by the Company in good faith). The Company shall use its reasonable best efforts to cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company shall use its reasonable best efforts to resolve, and each party agrees to, and Parent shall cause its affiliates to, consult and cooperate with the other party in resolving, all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement in definitive form to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable following filing with the SEC. The Company agrees to consult with Parent prior to responding to SEC comments with respect to the preliminary Proxy Statement. Each of Parent, Merger Sub, and the Company agree to, and Parent shall cause its affiliates to, correct any information provided by it for use in the Proxy Statement which shall have become false or misleading and the Company shall promptly prepare and mail to its stockholders an amendment or supplement setting forth such correction. The Company shall as promptly as practicable: (i) notify Parent, in any event, within one (1) Business Day, of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information; and (ii) provide Parent with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.
(c)Immediately following the execution and delivery of this Agreement, Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DGCL.
5.5Appropriate Action; Consents; Filings.
(a)Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.5), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable (and in any event no later than the End Date), the Merger and the other Transactions, including: (i) the obtaining of all necessary Governmental Authorizations, waivers, and actions or nonactions from Governmental Entities and the making of all necessary registrations, filings, and notifications (including filings with Governmental Entities and in connection with those Permits listed on Section 5.5 of the Company Disclosure Schedule), as soon as reasonably practicable, and in any event no later than twenty (20) Business Days, after the date hereof for filing the Premerger Notification and Report Form pursuant to the HSR Act, and subject to the limitations contained herein, the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities; (ii) the obtaining of all necessary consents or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions and to fully carry out the purposes of this Agreement; provided that, notwithstanding anything to the contrary in this Agreement, failure to obtain Consent under any commercial agreement set forth on Section 3.4(b) of the Company Disclosure Schedule or Permits listed on Section 5.5 of the Company Disclosure Schedule shall not be deemed a breach of this Agreement. The Company and Parent shall, and Parent shall cause its affiliates to, subject to applicable Law, promptly: (A) reasonably cooperate and coordinate with the other parties in the taking of the actions contemplated by clauses (i), (ii), and (iii) immediately above; and (B) supply the other parties with any information that may be reasonably required in order to effectuate the taking of such actions. Notwithstanding anything in this Agreement to the contrary, Parent and its affiliates shall not be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), terminate existing relationships, contractual rights or obligations of, or take any other action with respect to, any assets or businesses of Parent or any of its affiliates, or (ii) take any action, commit to take any action, or agree to any condition or limitation contemplated in this Section 5.5 that would result in, or would limit Parent or any of its affiliates freedom of action with respect to, or its ability to retain any of the businesses, product lines, or assets of the Company or any of its Subsidiaries following the Closing.
(b)The parties to this Agreement may, as they deem advisable and necessary, designate any competitively or commercially sensitive materials provided to the other under this Section 5.5 or otherwise as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the Transactions. If the Company, on the one hand, or Parent or Merger Sub, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the Transactions. Parent shall pay any filing fees required to be paid by the parties hereto under any registrations, filings, and notifications with any Governmental Entity.
(c)Without limiting the generality of the undertakings pursuant Section 5.5(a) hereof, the parties hereto shall, as applicable: (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over the Antitrust Laws (each such Governmental Entity, a “Governmental Antitrust Authority”)

information and documents requested by any Governmental Antitrust Authority as necessary, proper, or advisable to permit consummation of the Transactions; and (ii) subject to the terms set forth in Section 5.5(a) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the Transactions by any Governmental Entity or expiration of applicable waiting periods. Neither Parent nor the Company shall, without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, (A) “pull-and-refile,” pursuant to 16 C.F.R. § 803.12, any filing made under the HSR Act, (B) agree to extend or restart the waiting, review or investigation period under any Antitrust Laws or (C) offer, negotiate or enter into any commitment or agreement, including any timing agreement, with any Governmental Antitrust Authority to delay the consummation of, to extend the review or investigation period applicable to, or not to close before a certain date, the Merger.
(d)In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the parties hereto shall cooperate in all respects with the other parties hereto and shall contest such action or proceeding, including by resisting any such action or proceeding and having vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Transactions.
(e)Parent shall not, and shall not permit its ultimate, indirect parent entity or any of its or such ultimate, indirect parent entity’s respective controlled Affiliates to, enter into any Contracts to acquire (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) any ownership interests or assets of any Person that would be reasonably likely to: (i) materially increase the risk of imposing any delay in the expiration or termination of any applicable waiting period beyond the End Date or materially increase the risk of not obtaining any consent, approval or waiver of a Governmental Antitrust Authority necessary to consummate the Transactions, including any approval or expiration of the waiting period under any applicable Antitrust Laws, and the failure of which to obtain would prevent a condition set forth in Article 6 from being satisfied; or (ii) materially increase the risk of any Governmental Entity entering, or materially increase the risk of not being able to remove or successfully challenge, any Law or Order that is reasonably likely to prevent the conditions set forth in Article 6 from being satisfied.
5.6Public Announcements. The initial press release with respect to this Agreement and the Transactions shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company and Parent agrees that no public release, statement, announcement, or other disclosure concerning the Merger and the other Transactions shall be issued by any party without the prior written consent of the other party, except as may be required by: (a) applicable Law; (b) court process; (c) the rules or regulations of any applicable United States securities exchange and the rules and regulations of Nasdaq; or (d) any Governmental Entity to which the relevant party is subject or submits; provided, in each such case, the party making the release, statement, announcement, or other disclosure shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, which comments the other party shall consider in good faith and shall incorporate if reasonable. Notwithstanding the foregoing, the restrictions set forth in this Section 5.6 shall not apply to any release, statement, announcement or other disclosure made with respect to: (i) a Company Adverse Recommendation Change issued or made in compliance with Section 5.3; (ii) any other disclosure issued or made in compliance with Section 5.3; (iii) any litigation among the parties regarding this Agreement or the Transactions; (iv) responses to a publicly disclosed Takeover Proposal; or (v) the Merger and the other Transactions that is substantially similar (and identical in any material respect) to those in a previous public release, statement, announcement, or other disclosure made by the Company or Parent in accordance with this Section 5.6. Prior to making any material written communications to the employees or independent contractors of the Company or any of the Company Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Parent with a copy of the intended communication at least one (1) Business Day prior to dissemination prior to the date of first use, and the Company shall consider in good faith any comments made to such communication (it being understood that any subsequent communication that sets forth substantially the same information shall not require compliance with this sentence).
5.7Employee and Employee Benefit Matters.
(a)During the period commencing at the Effective Time and ending on the date which is twelve (12) months from the Effective Time (or if earlier, the date of the Company Continuing Employee’s termination of employment with Parent and its Subsidiaries) (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide each employee of the Company and its Subsidiaries, including the Surviving Corporation, as of the Effective Time who is hired by Parent or remains employed by the Parent and its Subsidiaries (including the Surviving Corporation) immediately after the Effective Time (each, a “Company Continuing Employee,” and, collectively, the “Company Continuing Employees”) with (i) base pay or wage rate no less favorable than was provided to such Company Continuing Employee by Company and its Subsidiaries immediately prior to the Closing, and (ii) annual target cash incentive bonus opportunities (excluding change-in-control or transaction-based payments, long-term incentives, nonqualified deferred compensation, severance (except as set forth in Section 5.7(c)), retention, equity or equity-based compensation, post-retirement or retiree medical or welfare benefits, and defined benefit arrangements (the “Excluded Benefits”)) no less favorable than those provided by the Company and its Subsidiaries immediately prior to the Closing.
(b)On and after the Effective Time, Parent shall provide, or cause to be provided, to each Company Continuing Employee credit for all years of service with the Company and its Subsidiaries performed by such Company Continuing Employee prior to the Effective Time, under any retirement or welfare employee benefit plan (other than any Excluded Benefits) maintained by Parent or any its Subsidiaries, including the Surviving Corporation (collectively, the “Parent Benefit Plans”), for purposes of eligibility and vesting (but not for benefit accrual purposes), as applicable, to the same extent such years of service are recognized by the Company and its Subsidiaries immediately prior to the Closing. Notwithstanding the foregoing, however, nothing in this Section 5.7(b) shall be construed to require crediting of service that would result in (i) duplication of benefits for the same period of service, or (ii) service credit for benefit accruals under a defined benefit pension plan or any grandfathered or frozen Parent Benefit Plan. For the avoidance of doubt, each Company Continuing Employee’s vacation, paid time off and sick time accruals (or such similar benefits), as of the Effective Time, shall carry over to the applicable entity employing such Company Continuing Employee following the Effective Time; provided, that such accruals have been paid or properly recorded as a liability on the books of the relevant entity. With respect to Parent Benefit Plans that are welfare benefit plans, programs and arrangements as such term is defined in Section 3(1) of ERISA (each, a “Parent Welfare Benefit Plan”) in which a Company Continuing Employee is, or may become, eligible to participate on or after the Effective Time, the Parent and its Subsidiaries shall use commercially reasonable efforts to, (A) waive, or cause the insurance carrier to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to each such Company Continuing Employee and any covered dependent under any Parent Welfare Benefit Plan to the same extent waived under a comparable Company Benefit Plan and (B) provide credit to each Company Continuing Employee and any covered dependent for any co-payments, deductibles, out-of-pocket expenses and similar expenses and costs paid by each such Company Continuing Employee or covered dependent under the Parent Welfare Benefit Plans during the relevant plan year of such Parent Welfare Benefit Plan in which the Effective Time occurs.
(c)Without limiting the generality of the foregoing provisions of this Section 5.7, in the event that any Company Continuing Employee’s employment with Parent or its Subsidiaries, including Surviving Corporation is terminated during the Continuation Period, other than due to the Company Continuing Employee’s death, disability or voluntary termination of employment, Parent shall provide or cause to be provided to such employees severance and other termination benefits that are no less favorable than the severance and other termination benefits specified in Section 5.7(c) of the Company Disclosure Schedule.
(d)This Section 5.7 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.7, express or implied, shall confer upon any individual, current or former employee of the Company or its Subsidiaries, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.7. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, terminate or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of the Surviving Corporation, Parent, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent the Surviving Corporation, Parent, or any of their respective Affiliates from terminating the employment of any employee of the Company or its Subsidiaries following the Effective Time. The parties hereto acknowledge and agree that the terms set forth in this Section 5.7 shall not create any right in any employee of the Company or its Subsidiaries or any other Person to any continued employment with the Surviving Corporation, Parent, or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any employee and the Surviving Corporation.
5.8Indemnification and Insurance.
(a)Parent and Merger Sub agree that all rights to indemnification, advancement of expenses, and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Company Charter and/or Company Bylaws, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 5.8 of the Company Disclosure Schedule (the “Indemnification Agreements”), shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the certificate of incorporation and the bylaws of the Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses, and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses, and exculpation provisions set forth in the Company Charter and/or Company Bylaws as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.
(b)Without limiting the provisions of Section 5.8(a), for a period of six (6) years after the Effective Time, to the fullest extent that the Company would be permitted by applicable Law and required by the organizational documents of the Company or its Subsidiaries and the Indemnification Agreements as in effect on the date hereof, to do so, Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable and documented out-of-pocket attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any alleged action or omission in such Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; or (B) this Agreement or the Transactions and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any Indemnified Party upon confirmation by the Indemnified Party of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification applicable to him or her and subject to receipt of a customary written undertaking (in form and substance reasonably acceptable to the Surviving Corporation, such acceptance not to be unreasonably withheld, conditioned or delayed) by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct for indemnification was not met or such Indemnified Party is otherwise not entitled to indemnification. Any determination required to be made with respect to whether the conduct of any Indemnified Party complies or complied with any applicable standard shall be made by one (1) independent legal counsel selected by the Indemnified Party(ies), which counsel shall be reasonably acceptable to the Surviving Corporation, and the reasonable and documented out-of-pocket fees of such counsel shall be paid by the Surviving Corporation. Notwithstanding anything to the contrary contained in this Section 5.8(b) or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnified Parties covered by the claim, action, suit, proceeding or investigation from all liability arising out of such claim, action, suit, proceeding or investigation.
(c)Prior to the Effective Time, the Company may purchase a six (6) year “tail” prepaid policy with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the Transactions); provided, that the premium for such insurance shall not exceed 300% of the last annual premium paid by the Company or any of its Subsidiaries for such insurance prior to the date of this

Agreement, which amount is set forth in Section 5.8(c) of the Company Disclosure Schedule (the “Maximum Premium”). If the Company does not purchase a “tail” insurance policy prior to the Effective Time as provided above, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the Transactions); provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable with respect to matters occurring prior to the Effective Time; provided, further, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of the Maximum Premium. If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium. Parent shall not, and shall not permit the Surviving Corporation or its other Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of any such insurance purchased pursuant to this Section 5.8(b), whether in respect of claims arising before or after the Effective Time.
(d)The obligations of Parent, Merger Sub, and the Surviving Corporation under this Section 5.8 shall survive the consummation of the Merger and, except as required to comply with applicable Law, shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.8 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8, each of whom may enforce the provisions of this Section 5.8).
(e)In the event Parent, the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.8. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract, or otherwise. Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to, or in substitution for, any such claims under any such policies.
5.9Parent Agreements Concerning Merger Sub. During the period from the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, Merger Sub shall not engage in any activity of any nature except for activities contemplated by, related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) or as provided in or contemplated by this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement, the Debt Commitment Letter, the Fee Letter and any Alternative Financing.
5.10Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Parent, the Merger Sub, the Company, the Merger, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.
5.11Section 16 Matters. Prior to the Effective Time, the Company shall take all actions reasonably necessary to cause any dispositions (or deemed dispositions) of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.
5.12Stockholder Litigation. The Company shall provide Parent with prompt notice of, and copies of all pleadings and correspondence relating to, any Proceeding against the Company or any of its directors or officers by or on behalf of any current or former holder of Company Common Stock arising out of or relating to this Agreement or the Transactions. The Company shall (a) keep Parent reasonably informed on a current basis regarding any stockholder litigation against the Company or its directors or officers relating to this Agreement or the Transactions, whether commenced prior to or after the execution and delivery of this Agreement; (b) give Parent the opportunity to review and propose comments with respect to all filings, pleadings and responses proposed to be filed or submitted by or on behalf of the Company prior to such filing or submission, and the Company shall consider such comments in good faith and (c) give Parent the opportunity to participate in (but not direct or control) the defense, settlement or compromise of any such Proceeding, at Parent’s sole cost and expense, and no such settlement or compromise shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.
5.13Stock Exchange Delisting. Prior to the Effective Time, the Company will cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Laws and rules and policies of Nasdaq to delist the shares of Company Common Stock from Nasdaq and terminate the registration of the shares of Company Common Stock under the Exchange Act promptly after the Effective Time.
5.14Efforts to Obtain Financing.
(a)Parent shall use its reasonable best efforts to (x) consummate and obtain the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth therein, including using Parent’s reasonable best efforts to (i) comply with and maintain in full force and effect the Debt Commitment Letter (and any definitive agreements entered into in connection therewith) in accordance with the terms thereof, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions not less favorable to Parent (as determined by Parent in good faith) than the terms and conditions contained in the Debt Commitment Letter, (iii) satisfy on a timely basis at or prior to Closing all conditions to obtaining the Debt Financing set forth in the Debt Commitment Letter that are applicable to Parent and within Parent’s control, and

(iv) upon satisfaction of the conditions set forth in the Debt Commitment Letter (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing) draw upon and consummate the Debt Financing at the Closing (including by instructing the Financing Sources and the other Persons providing the Debt Financing to provide such Debt Financing at or prior to the Closing and, as necessary or desirable to satisfy the conditions to specific performance described in Section 8.12, for the Financing Sources to deliver a written confirmation that such Financing Sources have provided the Debt Financing or will provide the Debt Financing if the Closing occurs on the terms contemplated in this Agreement); provided, that all of the conditions set forth in Article 6 (other than those to be satisfied by the delivery of documents or the taking of actions at the Closing, but subject to the satisfaction or (if permissible by Law) waiver of those conditions at the Closing) have been satisfied and (y) (i) obtain the proceeds of the Incremental DDTL Loans in an amount, when taken together with the proceeds of the Debt Financing and cash on hand of Parent and its wholly-owned Subsidiaries, sufficient to fund the Required Amount (including using reasonable efforts to perform the actions described in the foregoing clause (x) in respect of the Debt Commitment Letter and related financing matters, but for purposes of this clause (y), with such actions being in respect of the Incremental DDTL Loans under the Parent Credit Agreement in lieu of the Debt Financing under the Debt Commitment Letter) and (ii) maintain in full force and effect the commitments in respect of the Incremental DDTL Loans in an amount, when taken together with the proceeds of the Debt Financing and cash on hand of Parent and its wholly-owned Subsidiaries, sufficient to fund the Required Amount.
(b)Parent shall give the Company prompt notice upon (A) becoming aware of any breach or default, or threatened breach or default in writing, by any party to the Debt Commitment Letter or any definitive agreements relating thereto or (B) its receipt of any written notice or other written communication from any party to the Debt Commitment Letter with respect to (i) any failure to comply with the terms of the Debt Commitment Letter or any definitive agreements related thereto by any party thereto, (ii) any actual or threatened termination or repudiation (whether in whole or in part) of the Debt Commitment Letter or any definitive agreements related thereto by any party thereto, or (iii) any dispute or disagreement between or among any of the parties to the Debt Commitment Letter or the Debt Financing and, if applicable, the Alternative Commitment Letter or the Alternative Financing that would reasonably be expected to prevent or materially delay the Closing or adversely impact in any material respect the ability of Parent or Merger Sub to obtain all or any portion of the Debt Financing necessary to consummate the Closing on the Closing Date (excluding, for the avoidance of doubt, ordinary course negotiations). Upon the request of the Company, Parent shall inform the Company in reasonable detail of the status of Parent’s efforts to arrange and obtain the Debt Financing; provided, however, that nothing in this sentence or the immediately preceding sentence shall require Parent to disclose any information that is subject to the attorney-client or work product privilege or the disclosure of which would reasonably be expected to result in the breach of any of Parent’s confidentiality obligations set forth in the Debt Commitment Letter (as in effect on the date hereof).
(c)If the Debt Financing contemplated by the Debt Commitment Letter becomes unavailable on the terms and subject to the conditions contemplated therein, in whole or in part, for any reason, Parent shall (i) promptly notify the Company thereof and (ii) use reasonable best efforts to arrange for and obtain alternative debt financing from other sources on terms and conditions that are not less favorable to Parent (as determined by Parent in good faith) than those in the Debt Commitment Letter in respect of the Debt Financing which has become unavailable (including not expanding the conditions precedent to funding on the Closing Date or otherwise adversely affecting the ability or likelihood of Parent or Merger Sub to timely consummate the Transaction, and not adversely impacting the ability of Parent to enforce its rights against the Financing Sources party to such Debt Financing arrangements) in an amount sufficient to consummate the Transactions in the timeframe contemplated by this Agreement (the “Alternative Financing”) to replace such unavailable Debt Financing and to obtain a new financing commitment letter with respect to such Alternative Financing (an “Alternative Commitment Letter”), and will provide Company with a copy of the Alternative Commitment Letter and any related fee letter (which may be redacted in a manner consistent with the provisions of Section 4.5(a)). In the event any Alternative Commitment Letter is obtained, (x) any reference in this Agreement to any “Debt Financing” shall include the financing contemplated by such Alternative Commitment Letter and (y) any reference in this Agreement to any “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent not superseded by an Alternative Commitment Letter at the time in question and any Alternative Commitment Letter to the extent then in effect, in each case other than with respect to Parent’s and Merger Sub’s representations set forth in Section 4.5 with respect to the Debt Commitment Letter and Debt Financing.
(d)Without the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned), Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter, or release or consent to the termination of the obligations of the sources of the Debt Financing under the Debt Commitment Letter if such amendment, modification, waiver, consent or termination or release (i) reduces the aggregate amount of the Debt Financing, (ii) imposes additional conditions precedent to the availability of the Debt Financing or amends or modifies any of the existing conditions to the funding of the Debt Financing in a manner that would reasonably be expected to prevent or materially impede or delay the funding of the Debt Financing on the Closing Date or (iii) adversely impacts the ability of Parent to enforce its rights against the Financing Sources party to such Debt Commitment Letter (it being understood and agreed that, in any event, Parent may amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement).
5.15Assistance with Financing.
(a)From the date hereof until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, the Company shall, and shall cause the Company’s Subsidiaries and its and their respective officers, employees, advisors and other representatives to, at Parent’s sole cost and expense and at Parent’s reasonable request, use reasonable best efforts to cooperate with Parent in connection with the arrangement of the Debt Financing in a manner customary for the applicable Debt Financing of such type, including using reasonable best efforts to (i) participate, at reasonable times and locations upon reasonable prior notice, in a reasonable number of bank meetings, due diligence sessions and similar presentations to and with actual and prospective Financing Sources and rating agencies, as applicable, (ii) furnish Parent and its actual and potential Financing Sources with such information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and as is customary to provide in connection with the Debt Financing including in the applicable definitive financing documentation, (iii) subject to Section 5.15(c) below, assist with facilitating the pledging of collateral for the Debt Financing, (iv) provide customary documents and certificates, and taking other actions reasonably requested by Parent, in each case that are or may be customary in connection with the Debt Financing and are requested to be done in connection with satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company or its Subsidiaries, and (v) provide to Parent and its Financing Sources at least four (4) Business Days prior to the Closing Date all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230) to the extent requested at least nine days prior to the Closing.
(b)The Company hereby consents to the customary and reasonable use of the Company’s and its Subsidiaries’ logos in connection with any Debt Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
(c)Notwithstanding anything in this Agreement to the contrary, (i) none of the Company, its Subsidiaries or any of their respective directors, officers, employees or agents shall be required to execute or enter into any certificate, instrument, agreement or other document in connection with the Debt Financing which will be effective prior to the Closing; provided, that, no such Persons shall be required to pass resolutions or consents or execute any document or Contract in connection with the Debt Financing unless such Persons are to remain as directors, officers or employees following the Closing, (ii) nothing herein shall require cooperation or other actions or efforts on the part of the Company, its Subsidiaries or any of their respective directors, officers, employees or agents in connection with the Debt Financing to the extent it would (A) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, or (B) jeopardize (in the Company’s good faith determination based on the advice of outside counsel) any attorney-client privileges of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use commercially reasonable efforts to take such action in a manner that would not jeopardize such attorney-client privilege), (iii) none of the Company, its Subsidiaries or any of their respective directors, officers, employees or agents will be required to pay any commitment or other similar fee or to incur any other liability or obligation or make any other payment or provide any indemnity that is not reimbursed in full by Parent or to enter into any agreement effective in connection with the Debt Financing prior to the Closing, (iv) nothing herein shall require the Company Board or the board of directors or similar governing body of any of the Company’s Subsidiaries, prior to the Closing, to adopt resolutions approving or otherwise approve the agreements, documents or instruments pursuant to which the Debt Financing is made, (v) neither the Company nor any of its Subsidiaries will be required by any provision hereof to take any action that would, in and of itself, cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement, (vi) neither the Company nor any of its Subsidiaries will be required to take any action that would reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur personal liability, (vii) the Company and its Subsidiaries may refrain from taking any action that would result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries, or any applicable Law, (viii) neither the Company nor any of its Subsidiaries will be required to provide, or cause to be provided, any legal opinions in connection with the Debt Financing or the cooperation contemplated by this Section 5.15 and (ix) neither the Company nor any of its Subsidiaries will be required to deliver any financial information with respect to a fiscal period that has not yet ended or provide financial statements, related party disclosures, or any segment information, in each case that are prepared on a basis not consistent with the Company’s reporting practices used in preparation of the financial information described in Section 3.5.
(d)Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their respective officers, directors, employees or agents from and against any and all losses, damages or liabilities suffered or incurred by any of them in connection with any of their cooperation or assistance with respect to the Debt Financing except, in each case, to the extent arising from the willful misconduct, gross negligence, intentional fraud or intentional misrepresentation of the Company, its Subsidiaries or their respective officers, directors, employees or agents or information provided by or on behalf of the Company or its Subsidiaries for use in connection with the Debt Financing. Parent shall from time to time, promptly upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented, out-of-pocket expenses incurred by any of them in connection with their cooperation or assistance with respect to the Debt Financing.
5.16Treatment of Certain Indebtedness. Prior to the Closing, the Company shall deliver to Parent a draft Payoff Letter with respect to the Company Credit Agreement and shall use reasonable best efforts to deliver a draft Payoff Letter with respect to any other item of Payoff Debt (with drafts being delivered in advance of the Closing as reasonably requested by Parent) that shall (i) evidence the repayment of the applicable Payoff Debt, (ii) provide instructions for the payment of the applicable amount outstanding under the Company Credit Agreement and any other applicable item of Payoff Debt, and (iii) provide for, upon receipt of such amount, the termination and release of all Liens (if any) on the assets of the Company and its Subsidiaries securing such Indebtedness, and the release or termination of any guarantee by the Company or its Subsidiaries of the Payoff Debt.
Article 6
CONDITIONS TO CONSUMMATION OF THE MERGER
6.1Conditions to Obligations of Each Party. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Closing of each of the following conditions:
(a)The Company Stockholder Approval shall have been obtained;
(b)All required filings shall have been made under applicable Antitrust Laws (if any) and all required approvals shall have obtained (or waiting periods expired or terminated) under applicable Antitrust Laws (if any) (collectively, the “Antitrust Filings”); and
(c)There shall not be in force or effect any Laws or Orders (whether temporary, preliminary, or permanent) enacted, issued, promulgated, enforced, or entered by any Governmental Entity having jurisdiction over any party hereto, that make illegal, enjoin, or otherwise prohibit consummation of the Merger.
6.2Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver

(where permissible pursuant to applicable Law) by Parent and Merger Sub at or prior to the Closing of the following conditions:
(a)(i) The representations and warranties of the Company (other than in Section 3.1 (Corporate Organization), Sections 3.2 (Capitalization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.4(a)(i), (No Conflicts with Organizational Documents), Section 3.5(e) (Indebtedness), the last sentence of Section 3.6 (No Company Material Adverse Effect) and Section 3.21(a) (Broker’s Fees)) set forth in Article 3 of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement (provided that, to the extent that any failure of such representations and warranties to be so true as of the date of this Agreement is cured in full prior to the Closing Date, such failure shall not be considered a failure of the condition in this Section 6.2(a)(i)) and as of the Closing Date, as if made at and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in the first sentence of Section 3.2(a) (Capitalization) shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made at and as of such date; (iii) the representation set forth in the last sentence of Section 3.6 (No Company Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement; and (iv) the representations and warranties contained in Section 3.1 (Corporate Organization), Sections 3.2 (other than the first sentence of Section 3.2(a)) (Capitalization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.4(a)(i) (No Conflicts with Organizational Documents), Section 3.5(e) (Indebtedness) and Section 3.21(a) (Broker’s Fees) shall be true and correct in all material respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be so true and correct as of that date);
(b)The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing;
(c)No Company Material Adverse Effect shall have occurred since the date hereof and be continuing;
(d)Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) hereof; and
(e)The Company shall have delivered to Parent an executed Payoff Letter in respect of the Company Credit Agreement.

6.3Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:
(a)The representations and warranties of Parent and Merger Sub set forth in Article 4 of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement (provided that, to the extent that any failure of such representations and warranties to be so true as of the date of this Agreement is cured in full prior to the Closing Date, such failure shall not be considered a failure of the condition in this Section 6.3(a)) and as of the Closing Date, as if made at and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions;
(b)Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing; and
(c)The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).
Article 7
TERMINATION, AMENDMENT AND WAIVER
7.1Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing (whether before or after the receipt of Company Stockholder Approval) by the mutual written consent of Parent, Merger Sub and the Company.
7.2Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Closing (whether before or after the receipt of Company Stockholder Approval):
(a)if the Merger has not been consummated on or before January 31, 2026 (as may be extended in accordance with this proviso to this sentence, the “End Date”); provided, however, that if, on and as of the initial End Date, each of the conditions to Closing set forth in Section 6.1(a), in Section 6.1(c) (except to the extent that such condition has not been satisfied solely for reasons relating to Antitrust Laws) and in Section 6.2 shall have been satisfied (other than those conditions that by their terms or nature are to be satisfied by the delivery of documents or the taking of actions at the Closing, which conditions are capable of being, and reasonably likely to be, satisfied if the Closing were to occur no later than the extended End Date), then the End Date shall automatically be extended until May 1, 2026;
(b)if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the other Transactions, and such Law or Order shall have become final and nonappealable;

provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of, or primarily resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order; or
(c)if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and Company Stockholder Approval shall not have been obtained at such meeting (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).
7.3Termination By Parent. This Agreement may be terminated by Parent at any time prior to the Closing:
(a)(i) if a Company Adverse Recommendation Change shall have occurred pursuant to Section 5.3(d)(i), or (ii) the Company or the Company Board, as applicable, shall have approved or adopted, or recommended the approval or adoption of, any Company Acquisition Agreement; or
(b)if any breach of or inaccuracy in any representation or warranty or any failure to perform or comply with any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that (A) would cause any of the conditions to the Closing of the Merger set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied at or prior to the Closing (assuming for this purpose the occurrence thereof) and (B) is incapable of being cured or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) the End Date. provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.3(b) if either Parent or Merger Sub is in breach of its obligations under this Agreement and such breach has resulted in any condition set forth in Section 6.3 not being satisfied.
7.4Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Closing:
(a)if prior to the receipt of Company Stockholder Approval at the Company Stockholders Meeting, the Company Board authorizes the Company (x) subject to compliance with Section 5.3 hereof, to enter into a Company Acquisition Agreement in respect of a Superior Proposal; provided, that (i) prior to or substantially concurrently with such termination, the Company pays the Termination Fee under Section 7.6(b), and (ii) the Company substantially concurrently enters into such Company Acquisition Agreement or (y) the Company Board Company effects a Company Adverse Recommendation Change with respect to an Intervening Event in accordance with Section 5.3(d)(ii) provided, that prior to or concurrently with such termination, the Company pays the Termination Fee under Section 7.6(b);
(b)if any breach of or inaccuracy in any representation or warranty or any failure to perform or comply with any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that (i) would cause any of the conditions to the Closing of the Merger set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied at or prior to the Closing (assuming for this purpose the occurrence thereof) and (ii) is incapable of being cured or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Parent and

(B) the End Date; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.4(b) if the Company is in breach of its obligations under this Agreement and such breach has resulted in any condition set forth in Section 6.2 not being satisfied; or
(c)if (i) each of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or have been validly waived (other than those conditions that by their terms or nature are to be satisfied by the delivery of documents or the taking of actions at the Closing, which conditions are capable of being, and are reasonably likely to be, satisfied if the Closing were to occur at such time), (ii) the Company has irrevocably confirmed in writing to Parent (the “Closing Failure Written Confirmation”) that (A) each of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or have been validly waived (other than those conditions that by their terms or nature are to be satisfied by the delivery of documents or the taking of actions at the Closing, which conditions are capable of being, and reasonably likely to be, satisfied if the Closing were to occur at such time) and (B) the Company is ready, willing and able to consummate the Merger on the date of such notice and at all times during the three (3) Business Day period immediately thereafter, and (ii) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days after the Company has delivered such Closing Failure Written Confirmation to Parent and at all times during such three (3) Business Day period the Company stood ready, willing and able to consummate the Merger.
7.5Notice of Termination, Effect of Termination
. The party desiring to terminate this Agreement pursuant to this Article 7 (other than pursuant to Section 7.1) shall deliver written notice of such termination to the other party or parties hereto specifying with particularity the reason for such termination, and any such valid termination in accordance with this Section 7.5 shall be effective immediately upon delivery of such written notice. If this Agreement is properly and validly terminated pursuant to this Article 7, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, Affiliate or Representative of such party) to any other party or parties hereto, except with respect to (a) Section 5.2(b), Section 5.15(d), this Section 7.5, Section 7.6, and Article 8 (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (b) subject to the limitations set forth in Section 7.6(g) and Section 7.6(h), any liabilities or damages incurred or suffered by a party or parties hereto, to the extent such liabilities or damages were due to a Willful Breach or Fraud by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.
7.6Fees and Expenses Following Termination.
(a)If this Agreement is validly terminated (x) by Parent pursuant to Section 7.3(a) or Section 7.3(b) (as a result of a breach of Section 5.3 or Section 5.4), or (y) by either Parent or the Company pursuant to Section 7.1, Section 7.2, Section 7.3(b) or Section 7.4 and at the time of such termination Parent would have had the right to terminate this Agreement pursuant to Section 7.3(a) or Section 7.3(b) (as a result of a breach of Section 5.3 or Section 5.4), then the Company shall pay to Parent or its designee (by wire transfer of immediately available funds) within two (2) Business Days after such termination, the Termination Fee.

(b)If this Agreement is terminated by the Company pursuant to Section 7.4(a), then the Company shall pay to Parent or its designee (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee.
(c)If this Agreement is terminated by (i) the Company or Parent pursuant to Section 7.2(a) or Section 7.2(c), (ii) by Parent pursuant to Section 7.3(b) (other than as a result of a breach of Section 5.3 or Section 5.4) or (iii) by either Parent or the Company pursuant to any other clause of Section 7.1, Section 7.2, Section 7.3 or Section 7.4 and at the time of such termination the Company and/or Parent would have had the right to terminate this Agreement pursuant to Section 7.2(a) or Section 7.2(c) and/or Parent would have had the right to terminate this Agreement pursuant to Section 7.3(b) (other than as a result of a breach of Section 5.3 or Section 5.4); and in each case: (1) prior to such termination a Takeover Proposal shall have been publicly disclosed or otherwise made or communicated to the Company Board, and not publicly withdrawn prior to (x) the Company Stockholders Meeting (if such meeting was held) or (y) such termination (if such meeting was not held); and (2) within twelve (12) months following the date of such termination of this Agreement, the Company has entered into a definitive agreement or consummates a transaction with respect to such Takeover Proposal or any proposal that would have otherwise constituted a Takeover Proposal if publicly disclosed or otherwise made or communicated to the Company Board prior to such termination, then in any such event the Company shall pay to Parent or its designee (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee (it being understood for all purposes of this Section 7.6, all references in the definition of Takeover Proposal to “20%” shall be deemed to be references to “50%” instead).
(d)If this Agreement is terminated by (x) the Company pursuant to Section 7.4(b) or Section 7.4(c) or (y) by either Parent or the Company pursuant to any clause of Section 7.1, Section 7.2, Section 7.3 or Section 7.4(a), and at the time of such termination the Company would have had the right to terminate this Agreement pursuant to Section 7.4(b) or Section 7.4(c), then Parent shall pay or cause to be paid to the Company (by wire transfer of immediately available funds), within two (2) Business Days after such termination $39,960,000 (the “Parent Termination Fee”).
(e)If (i) this Agreement is terminated by the Company or Parent pursuant to either Section 7.2(a) or Section 7.2(b), (ii) as of the time of such termination, either or both of the conditions set forth in Section 6.1(b) and Section 6.1(c) shall not have been satisfied solely for reasons relating to Antitrust Laws, (iii) failure to satisfy the conditions set forth in Section 6.1(b) or Section 6.1(c) shall not have been proximately caused by any breach of or inaccuracy in any representation or warranty or any failure to perform or comply with any covenant or agreement on the part of the Company, and (iv) each of the conditions set forth in Section 6.1(a) and in Section 6.2 shall have been satisfied (other than those conditions that by their terms or nature are to be satisfied by the delivery of documents or the taking of actions at the Closing, which conditions are capable at the time of termination of being, and are reasonably likely to be, satisfied if the Closing were to occur at such time), then Parent shall pay or cause to be paid to the Company (by wire transfer of immediately available funds), within two (2) Business Days after such termination, the Parent Termination Fee.
(f)Each of the parties hereto acknowledges and hereby agrees that the provisions of this Section 7.6 are an integral part of the Transactions (including the Merger), and that, without such provisions, the other parties would not have entered into this Agreement. Each of the parties further acknowledges that the payment of the amounts by the Company or Parent (or its designee), as applicable, specified in this Section 7.6 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate the Company, Parent and Merger Sub, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. If the Company or Parent, as the case may be, shall fail to pay in a timely manner the amounts due pursuant to this Section 7.6, and, in order to obtain such payment, either Parent or the Company, as the case may be, makes a claim against the other party that results in a judgment against the other party, the paying party shall pay to the other party the reasonable and documented out-of-pocket costs and expenses of the other party (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit (together with interest on the amounts set forth in this Section 7.6 at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or a lesser rate that is the maximum permitted by applicable Law), up to a maximum amount in the aggregate of $2,500,000 (inclusive of such interest). The parties acknowledge and agree that: (i) the right to receive the Termination Fee or Parent Termination Fee under this Agreement shall not limit or otherwise affect the Company’s, Parent’s or Merger Sub’s right, prior to the termination of this Agreement, to specific performance as provided in, and subject to the conditions of, Section 8.12; (ii) in no event shall the Company be obligated to pay the Termination Fee on more than one occasion and (iii) in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.
(g)Notwithstanding anything to the contrary contained in this Agreement, except in connection with a termination of this Agreement under circumstances in which (1) the Termination Fee would not be payable pursuant to this Section 7.6, (2) prior to such termination the Company breached or failed to comply with this Agreement in a manner that constituted Fraud or a Willful Breach and (3) such Willful Breach or Fraud proximately resulted in the failure of the Closing to occur prior to such termination, the parties agree that (i) Parent’s right to receive payment from the Company of (x) the Termination Fee pursuant to Sections 7.6(a), 7.6(b) and 7.6(c) or (y) the Expense Reimbursement Obligation pursuant to Section 7.6(j), shall constitute the sole and exclusive monetary remedies of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees of any of the foregoing (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that the Company shall also be obligated with respect to Section 7.6(f)) and (ii) the if actually paid in full, the Termination Fee shall represent the sole and exclusive remedy of Parent and Merger Sub in the circumstances in which such fee is payable and Parent and its Affiliates shall not be entitled to bring or maintain any other claim, action or proceeding against the Company Related Parties, shall be precluded from any other remedy against the Company Related Parties, at law, in equity, in contract, in tort or otherwise, and shall not seek to obtain any recovery or judgment against the Company Related Parties, in connection with or arising out of the termination of any of the Agreement or any Ancillary Agreement, any breach by the Company Related Parties giving rise to such termination, the failure of the Transactions to be consummated, the failure by any Company Related Party to perform its obligations under any of this

Agreement or any Ancillary Agreement (other than the Confidentiality Agreement) or failure by the Company Related Party to perform any obligation under Law.
(h)Notwithstanding anything to the contrary contained in this Agreement, (i) the parties agree that the Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to Section 7.6(d) shall constitute the sole and exclusive remedy of the Company, its Subsidiaries and the Company Related Parties against Parent, Merger Sub and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees of any of the foregoing (collectively, the “Parent Related Parties”) or the Financing Sources for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that Parent shall also be obligated with respect to Section 7.6(f) and Section 5.15(d)) and (ii) the parties hereby agree that if actually paid in full, the Parent Termination Fee shall represent the sole and exclusive remedy of the Company, its Subsidiaries and the Company Related Parties in the circumstances in which such fee is payable and none of the Company, its Subsidiaries or the Company Related Parties shall be entitled to bring or maintain any other claim, action or proceeding against any of the Parent Related Parties, shall be precluded from any other remedy against any of the Parent Related Parties, at law, in equity, in contract, in tort or otherwise, and shall not seek to obtain any recovery or judgment against any of the Parent Related Parties, in connection with or arising out of the termination of any of the Agreement or any Ancillary Agreement, any breach by any Parent Related Party giving rise to such termination, the failure of the Transactions to be consummated, the failure by any Parent Related Party to perform its obligations under any of this Agreement or any Ancillary Agreement (other than the Confidentiality Agreement) or failure by any Parent Related Party to perform any obligation under Law.
(i)For the avoidance of doubt, either the Company or Parent may pursue a grant of specific performance under, and in accordance with, Section 8.12 prior to the termination of this Agreement in accordance with its terms.
(j)Except (i) as expressly set forth in this Section 7.6, and (ii) all filing fees relating to the Antitrust Filings, and printing and mailing costs or SEC filing fees or expenses for the Proxy Statement, all of which shall be borne by Parent, all Expenses incurred in connection with this Agreement and the Transactions will be paid by the party incurring such Expenses; provided, that, notwithstanding the foregoing, if this Agreement shall be terminated pursuant to Section 7.3(b) other than as a result of a breach of Section 5.3 or Section 5.4 (or if at the time of a termination pursuant to Section 7.1, Section 7.2, Section 7.4(a) or any other clause of Section 7.3, Parent would have had the right to terminate this Agreement pursuant to Section 7.3(b) other as a result of a breach of Section 5.3 or Section 5.4), the Company shall reimburse (by wire transfer of immediately available funds and within two (2) Business Days of such termination) Parent for Parent’s and Merger Sub’s reasonable and documented out-of-pocket costs and expenses incurred in connection with, or in preparation for or anticipation of, the negotiation and performance of this Agreement up to a maximum aggregate amount of $3,000,000 (the “Expense Reimbursement Obligation”).
7.7Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of Company Stockholder Approval, by written agreement signed by each of the parties hereto; provided, however, that following the receipt of Company Stockholder Approval, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Company Common Stock without such approval.
7.8Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
Article 8
GENERAL PROVISIONS
8.1Non-Survival of Representations, Warranties and Covenants. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.1 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.
8.2Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or: (a) when delivered by hand (providing proof of delivery); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient (and in each case, with no “bounce back” or similar error message). Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a written notice given in accordance with this Section 8.2):

If to Parent or Merger Sub, addressed to it at:

c/o Machinify, Inc.
8333 Douglas Ave.
Suite 750 Dallas, TX 75225
Attention: David Pierre; Emma Nasif
Email: david.pierre@machinify.com; emma.nasif@machinify.com

with a copy to (for information purposes only):

New Mountain Capital, L.L.C.
1633 Broadway, 48th Floor
New York, NY 10019
Attention:   Matthew Holt; Brian Murphy
Email: mholt@newmountaincapital.com;
bmurphy@newmountaincapital.com

and

Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036
Attn:     Todd B. Kornreich; Jackie Cohen
Email:    Todd.Kornreich@ropesgray.com; Jackie.Cohen@ropesgray.com

If to the Company, addressed to it at:

Performant Healthcare Inc. 4309 Hacienda Dr Suite 110 Pleasanton, CA 94588 Attn: Rohit Ramchandani Email: rramchandani@performantcorp.com; skohl@performantcorp.com with copies to (for information purposes only);

Pillsbury Winthrop Shaw Pittman LLP
Four Embarcadero Center, 22nd Floor
San Francisco, CA 94111-5998
Attn:     David E. Lillevand
            Patrick J. Devine
Email:    David.Lillevand@pillsburylaw.com
            Patrick.Devine@pillsburylaw.com

8.3Definitions.
(a)For purposes of this Agreement, the term:
“Acceptable Confidentiality Agreement” means a confidentiality agreement containing substantive terms that are no less restrictive in any material respect to the counterparty than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise restrict the making or amendment of any Takeover Proposal; provided, further, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.3.
“Affiliate” or “affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.
“Aggregate Merger Consideration” shall mean the product of (x) the number of Shares issued and outstanding (other than Shares to be cancelled or converted pursuant to Section 2.1(b)) immediately prior to the Effective Time multiplied by (y) the Merger Consideration.
“Ancillary Agreement” means the documents, agreements, exhibits, schedules, statements, contracts or certificates being executed and delivered in connection with this Agreement and the Transactions.
“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and all other federal, state, foreign or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.
“Change of Control” means, with respect to any Person: (a) the sale of all or substantially all of the consolidated assets of such Person; (b) a sale resulting in no less than a majority of the common stock or other voting stock of such Person being held by a third party; or (c) a merger, consolidation, recapitalization, or reorganization of such Person with or into a third party that results in the inability of the equityholders of such Person prior to such merger, consolidation, recapitalization, or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company Adverse Recommendation Change” means the Company Board: (a) failing to make, withholding, withdrawing, amending, modifying, or materially qualifying, in a manner adverse to Parent, the Company Board Recommendation; (b) failing to include the Company Board Recommendation in the Proxy Statement that is disseminated to the Company’s stockholders; (c) adopting, approving, recommending, endorsing, or otherwise declaring advisable a Takeover Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the Shares for twenty percent (20%) or more of the Shares within ten (10) Business Days after the commencement of such offer; (e) failing to publicly reaffirm the Company Board Recommendation within ten (10) Business Days following receipt of written request from Parent to provide such reaffirmation after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal; provided that Parent may only make such request once with respect to any Takeover Proposal and once with respect to each material amendment to any Takeover Proposal; or (f) resolving or agreeing to take any of the foregoing actions.
“Company Credit Agreement” means that certain Credit Agreement, dated as of October 27, 2023, among the Company, the other borrowers party thereto, the lenders party thereto from time to time and Wells Fargo Bank, National Association, as agent.
“Company Equity Awards” means, collectively, (i) Company Options, (ii) Company RSUs, and (iii) Company PRSUs.
“Company Equity Plans” means the Company SIP and the Company ESPP.
“Company ESPP” means the Company’s 2024 Employee Stock Purchase Plan.
“Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect, or change (each, an “Effect”) that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition, or assets of the Company and its Subsidiaries, taken as a whole; or (b) the ability of the Company to timely perform its obligations under this Agreement or consummate the Transactions on a timely basis; provided, however, that, for the purposes of clause (a), a Company Material Adverse Effect shall not be deemed to include any Effect (alone or in combination) arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial, banking, capital, credit or securities markets, or political or regulatory conditions or any conditions generally affecting any of the foregoing or affecting any segment of the industries or any regions in which the Company and its Subsidiaries operate (including interest rate and exchange rate changes, inflationary matters or tariffs or trade wars); (ii) the execution and delivery, announcement, pendency or consummation of the Transaction, including any adverse changes in the Company’s relationship with its employees, customers, partners, Governmental Entities, suppliers or vendors (it being understood and agreed that this clause shall not apply with respect to or exclude any impact resulting from a breach of or inaccuracy in any of the representations or warranties contained in Section 3.4 or in an other non-contravention representation or warranty contained in Article 3); (iii) any changes occurring after the date hereof in applicable Law or GAAP or other applicable accounting standards or the enforcement, implementation or interpretation thereof, (iv) any hostilities, acts of war (whether or not declared), sabotage, terrorism, military actions or civil unrest or the escalation or worsening thereof; (v) acts of God, force majeure events, natural or man-made disasters, epidemics, pandemics or disease outbreaks; (vi) general conditions in the industry in which the Company and its Subsidiaries operate; (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that any Effect underlying such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of the Company’s securities (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (ix) any change in the Company’s credit rating (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (x) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity, (xi) any stockholder or derivative litigation (or equivalent) arising from or relating to this Agreement or the Transactions, or (xii) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with Parent’s consent (or any action not taken as a result of the failure of Parent to consent to any action requiring Parent’s consent pursuant to Section 5.1); provided further, however, that any Effect referred to in clauses (i), (iii), (iv), (v), (vi) or (x) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.
“Company Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.
“Company SIP” means the Company’s Amended and Restated 2012 Stock Incentive Plan.
“Company Software” means all Software, owned, purported to be owned or developed by or developed on behalf of the Company or any of its Subsidiaries.
“Contract” or “Contracts” means any of the written or oral agreements, arrangements, contracts, subcontracts, leases (whether for real or personal property), subleases, powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, sublicenses, instruments, purchase and sale orders and other legal commitments, including any statement of work, schedule, exhibit, appendix, addendum, amendment, or other document entered into pursuant to or in connection with any of the foregoing, in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety in an occupational setting or as a result of contamination of environmental media, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et. seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et. seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et. seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et. seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et. seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et. Seq.
“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.
“Equity Interest” means, with respect to any Person, (a) any share, capital stock, partnership, limited liability company or membership interest or unit of participation, voting or similar equity interest (however designated) in such Person, (b) any subscription, purchase right, conversion right, exchange right, option, warrant, call, put or other right or security (including debt securities) convertible, exchangeable or exercisable for, or other Contract that would entitle any other Person to acquire, any such share, capital stock, partnership, limited liability company or membership interest or unit of participation, voting or similar equity interest (however designated) in such Person, or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such first Person.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any Person that would, at the relevant time, be considered a single employer with any of the Company and its Subsidiaries within the meaning of Section 4001 of ERISA or Section 414 of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Proxy Statement, the filing of any required notices under any Antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Merger and the other Transactions.
“Financing Sources” means the entities that have committed to provide the Debt Financing or any Alternative Financing in replacement thereof (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto) and their respective Affiliates and such entities’ (and their respective Affiliates’), officers, directors, employees, attorneys, advisors, agents and representatives involved in the Debt Financing and their successors and permitted assigns.
“Foreign Export and Import Law” means any applicable Law of a Governmental Entity (other than a U.S. Governmental Entity) regulating exports, imports or re-exports to, from or within such foreign country, including the export, import, transfer or re-export of any goods, software, services or technical data.
“Fraud” means actual and intentional fraud under Delaware Law in the making of any representation or warranty in Article 3 or Article 4 or in any certificated delivered hereunder or in connection herewith, involving an actual and intentional misrepresentation of a material fact, with knowledge, of its falsity and made for the purpose of inducing a party to act, and upon which such party justifiably relies to its detriment. For the avoidance of doubt, Fraud shall not include any claim for equitable fraud, constructive fraud, unfair dealings fraud, fraud by reckless or negligent misrepresentations or any tort based on negligence or recklessness.
“GAAP” means generally accepted accounting principles, as applied in the United States.
“Government Bid” means any pending bid, proposal, offer or quote for supplies or services made by the Company or its Subsidiaries, that if accepted, would result in a Government Contract.
“Government Contract” means any prime contract, subcontract, grant, subaward, other transaction agreement or contract, basic ordering agreement, blanket purchase agreement, teaming agreement, letter contract, purchase order, task order or delivery order of any kind, including all amendments, modifications and options thereunder or relating thereto, awarded (a) to the Company or its Subsidiaries by any Governmental Entity or by a prime contractor or higher-tier subcontractor (proposed prime contractor or higher-tier subcontractor) under or in relation to such Contracts, or (b) by the Company or its Subsidiaries under or in relation to such contracts to a subcontractor (or proposed subcontractor) at any tier. For the avoidance of doubt, a task order, purchase order or delivery order under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be a part of the Government Contract to which it relates.
“Governmental Authorization” means: (a) any permit, license, certificate, certification, franchise, approval, concession, permission, variance, clearance, registration, qualification, identification number, approval, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Law; or (b) any right under any Contract with any Governmental Entity, and shall also include the expiration of the waiting period under any required approval or clearance of any Governmental Entity pursuant to any applicable Antitrust Law.
“Governmental Entity” means any supranational, national, federal, state, municipal, local, county, provincial or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any mediator, arbitrator or arbitral body or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority.
“Governmental Health Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, and “state healthcare programs” (as defined in 42 U.S.C. § 1320a–7(h)), and any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, mold, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“Healthcare Laws” means applicable Laws relating to healthcare or the regulation, provision, consultation, management, administration of, and payment for, healthcare items and services applicable to the Company and its Subsidiaries, including: (a) Medicare Program Laws under Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395 et seq. (the Medicare statute), including without limitation Medicare Advantage; (b) Medicaid Program Laws under Title XIX of the Social Security Act 42 U.S.C. §§ 1396-1396v (the Medicaid statute); (c) the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b; (d) the Ethics in Patient Referrals Act (the Stark Law), 42 U.S.C. § 1395nn; (e) the False Claims Act, 31 U.S.C. §§ 3729-3733; (f) the Federal Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; (g) the Anti-Kickback Act of 1986 41 U.S.C. §§ 51-58; (h) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (i) the Exclusion Laws, 42 U.S.C. § 1320a-7; (j) the Patient Protection and Affordable Care Act, Pub. L. 111-148, as amended by the Health Care and Education Reconciliation Act of 2010, Pub. L. 111-152; (k) the CARES Act; (l) TRICARE, 10 U.S.C. § 1071; (m) the Federal Health Care Fraud Law (18 U.S.C. § 1347), the False Claim Law (42 U.S.C. § 1320a-7b(a)), the criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001); (n) Laws that regulate Payors and the business or products of insurance, including all Laws regarding the submission, billing, coding, or administration of health care claims or benefits or processing or payment for health care services or products, including billing, coding, coding validation, reimbursement, claims submission, adjudication, coordination of benefits, collections and payment related to health insurance providers, health maintenance organizations, health insurers, and Governmental Health Programs; (o) Laws governing debt collection; (p) Laws relating to the licensure, certification, qualification or authority to transact business in connection with the provision of services provided by the Company; (q) HIPAA; (r) any and all state or local Laws similar to those above; and (s) any and all amendments or modifications made from time to time to the items referenced in this definition.
“Healthcare Privacy Obligations” means Healthcare Laws, Contracts, self-regulatory standards, or written policies of the Company relating to the Processing of Protected Health Information, to the extent the Company is legally required to comply.
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act Title XIII of the American Recovery and Reinvestment Act of 2009), and their implementing regulations set forth at 45 C.F.R. Parts 160, 162, and 164 and applicable state Laws regulating the privacy and security of healthcare records.
“Indebtedness” of the Company or any of its Subsidiaries means, without duplication, all indebtedness, obligations or liabilities (including in respect of principal, accrued interest, penalties, fees, reimbursements, indemnities and premiums) of such Person: (a) for borrowed money; (b) in respect of drawn letters of credit, bankers’ acceptances, surety and performance bonds or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (c) evidenced by bonds, debentures, notes or other similar instruments or debt securities; (d) arising out of interest rate, currency swap arrangements, collar agreements or any other arrangements designed to provide protection against fluctuations in interest or currency rates or any other hedging arrangements; (e) in respect of “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business); (f) for the capitalized liability under all capital and finance leases of such Person (determined in accordance with GAAP); or (g) indebtedness of others as described in clauses (a) through (f) above guaranteed or secured by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses including payroll expenses arising in the ordinary course of business consistent with past practice, and the endorsement of negotiable instruments for collection in the ordinary course of business consistent with past practice.
“Information Privacy Obligations” means any Laws, Contracts, self-regulatory standards, or written policies of terms of use of the Company and its Subsidiaries pertaining to privacy, data protection, data transfer, or the Processing of Personal Information or other data (including Customer Data and Protected Health Information), including all privacy and security breach disclosure Laws that are applicable to the Company and its Subsidiaries, including HIPAA.

“Intellectual Property” means all rights, title and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including all: (a) inventions (whether or not patentable or reduced to practice), all improvements thereto, patents and patent applications together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith; (b) trademarks, service marks, trade dress, trade names, whether or not the foregoing are registered and together with the goodwill and activities associated therewith; (c) Internet domain names, uniform resource locators and social media accounts and handles and all goodwill associated with each of the foregoing; (d) all copyrights (whether or not published or registered); (e) Software and other rights in technology; (f) trade secrets, confidential information and database rights, including rights in know-how, technical information and collections of data; (g) rights of publicity and moral rights; and (h) other related rights, including any and all registrations, applications, recordings, licenses, common-law rights, statutory rights, administrative rights, contractual rights, rights to sue at law or in equity for any past or future infringement and other related rights to any of the foregoing, including any renewal, reissue, reversion, reexamination, or extension of any of the foregoing.
“Intervening Event” means any event, circumstance, change, occurrence, development or effect that materially affects the business, assets or operations of the Company and that was not known to the Company Board as of or prior to the date hereof (or if known, the consequences of which are not known nor reasonably foreseeable by the Company Board as of or prior to the date hereof); provided, that “Intervening Event” shall exclude any change, effect, event, occurrence or development (a) related to a Takeover Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to a Takeover Proposal or the consequences thereof, (b) related to changes in the price or trading volume of the Company Common Stock, in and of itself (however, the underlying facts or occurrences giving rise or contributing to such change or event may be taken into account when determining whether an Intervening Event has occurred unless excluded by any other exclusion in this definition), or (c) related to the fact that, in and of itself, the Company exceeds (or fails to meet) any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, that the underlying facts or occurrences giving rise or contributing to such for the Company exceeding such projections, estimates, or expectations may be taken into account when determining whether an Intervening Event has occurred unless excluded by any other exclusion in this definition).
“IRS” means the United States Internal Revenue Service.
“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.3 of the Company Disclosure Schedule (assuming reasonable investigation); and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the officers and directors of Parent and Merger Sub (assuming reasonable investigation).
“Law” means any federal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.
“Lien” means with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, easement, encroachment, attachment, license, option, adverse claim, or restriction on transfer (except, with respect to a security, for restrictions on transfer of such security arising under any applicable foreign, federal or state securities Laws).
“Nasdaq” means The Nasdaq Stock Market LLC.
“Open Source Software” means any Software that is distributed (i) as “free software” (as defined by the Free Software Foundation), (ii) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses), (iii) under any licensing or distribution model similar to any of the foregoing or (iv) under a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license.
“Order” means any award, order, writ, assessment, decision, injunction, decree, stipulation, verdict, edict, determination, settlement, corporate integrity agreement, deferred prosecution agreement, monitoring agreement, certification of compliance or related agreement, award, ruling, or judgment entered, issued, made or rendered by or with any Governmental Entity, arbitrator, or other tribunal, whether temporary, preliminary, or permanent.
“Parent Credit Agreement” means that certain Credit Agreement, dated as of April 2, 2024, by and among Parent, Continental Midco, Inc., the other Loan Parties (as defined therein) from time to time party thereto, the lenders from time to time party thereto and Antares Capital, LP, as administrative agent (as amended by Amendment No. 1 to Credit Agreement, dated as of September 18, 2024, Amendment No. 2 to Credit Agreement, dated as of February 14, 2025, Amendment No. 3 to Credit Agreement, dated as of May 7, 2025, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time).
“Payoff Debt” means, in each case to the extent outstanding or otherwise unpaid as of immediately prior to the Closing, (i) Indebtedness of the type described in clause (a) of the definition of “Indebtedness” and (b) with respect to the foregoing, Indebtedness of the type described in clause (g) of the definition of “Indebtedness”.
“Payoff Letter” means, in respect of each item of Payoff Debt, a customary payoff letter, termination statement, release and/or similar evidence of termination and (as applicable) related Lien release documentation (or, in the case of Payoff Debt other than the Company Credit Agreement, such a payoff letter or similar letter or statement that can be obtained from the applicable creditor(s) in respect of such Payoff Debt).
“Payor” means all Governmental Health Programs and all other healthcare service plans, other private, commercial, or governmental third-party payors or insurers, and other any other Person that pays, or arranges for the payment, for all or any part of any healthcare service for itself or for any other Person, as well as any Person that develops, leases, or sells access to networks of healthcare providers.
“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (f) any non-exclusive license to any Intellectual Property that accompany the sale of the Company’s products or services entered into in the ordinary course of business; and (g) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation.
“Person” means an individual, corporation, limited liability company, partnership, association, trust, labor union, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.
“Personal Information” means any information that identifies or, alone or in combination with any other information, could reasonably be used to identify, locate, or contact a natural Person, including name, street address, telephone number, email address, identification number issued by a Governmental Entity, credit card number, bank information, customer or account number, online identifier, device identifier, IP address, browsing history, search history, or other website, application, or online activity or usage data, location data, biometric data, medical or health information, or any other information that is considered “personally identifiable information,” “personal information,” “Protected Health Information,” or “personal data” under applicable Law.
“Principal” means an officer, director, owner, partner, or a Person having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a division or business segment; and similar positions).
“Proceeding” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments,

litigations, arbitrations, examinations, mediations or other similar legal proceedings of any nature, civil, criminal or regulatory, in law or in equity, in each case, by or pending before any Governmental Entity, arbitrator, mediator, or other tribunal.
“Process” or “Processing” means any operation or set of operations which is performed on Personal Information, or on sets of Personal Information, whether or not by automated means, such as the receipt, access, acquisition, arrangement, collection, copying, creation, maintenance, modification, recording, organization, processing, compilation, selection, structuring, storage, visualization, adaptation, alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction, or instruction, training or other learning relating to such data or combination of such data.
“Protected Health Information” or “PHI” means any data that constitutes “protected health information” as defined by HIPAA.
“Proxy Statement” means a proxy statement or similar disclosure document relating to the adoption and approval of this Agreement, the Merger and the other Transactions by the Company’s stockholders, as amended or supplemented.
“Regulatory Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the Sherman Act, the Clayton Act, the Hart–Scott–Rodino Antitrust Improvements Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.
“Release” means the disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other environmental media, of Hazardous Materials.
“Representatives” means, with respect to a Person, such Person’s directors, officers, managers, members, partners, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (i) unauthorized acquisition of, access to, loss of, or misuse (by any means) of Sensitive Data maintained by the Company and its Subsidiaries or by any third party service provider on behalf of the Company and its Subsidiaries; (ii) unauthorized or unlawful Processing of Sensitive Data; (iii) a phishing, ransomware, denial of service or other cyberattack that results in a monetary loss or a business disruption; (iv) “Breach” under HIPAA as defined at 45 C.F.R. § 164.402; or (v) other act or omission that compromises the security, integrity, availability or confidentiality of Sensitive Data.
“Sensitive Data” means (i) all Personal Information, (ii) Customer Data, and (iii) other confidential or proprietary business or trade secret information used or held for use by the Company and any of its Subsidiaries.
“Software” means computer software and databases, including object code, source code, firmware and embedded versions thereof, and all documentation, media and other tangible (including electronic) property necessary for the use, delivery or transfer of any of the foregoing.
“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.
“Superior Proposal” means a written Takeover Proposal (except that, for purposes of this definition, each reference in the definition of “Takeover Proposal” to “20% or more” shall be “more than 50%”) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) which, if consummated would result in a transaction more favorable to the holders of the Shares, from a financial point of view, than the Transactions, in each case, after considering such factors as the Company Board considers in good faith relevant, including the terms and conditions of the offer, likelihood of consummation; and any revisions to the terms of this Agreement and the Merger proposed by Parent during the Superior Proposal Notice Period set forth in Section 5.3(d)(i).
“Takeover Proposal” means a bona fide inquiry, proposal or offer from, or indication of interest in making a proposal or offer from any Person or group (other than Parent and its Subsidiaries, including Merger Sub), relating to any transaction or series of related transactions (other than the Transactions), involving any: (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the fair market value of the Company’s and its Subsidiaries’ consolidated assets or to which 20% or more of the Company’s and its Subsidiaries’ net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 20% or more of the voting equity interests of the Company or any of its Subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting power of the Company; (d) merger, consolidation, other business combination, or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person or group (or the stockholders of any such Person(s)) would own, directly or indirectly, 20% or more of the consolidated net revenues, net income, or net assets of the Company, and its Subsidiaries, taken as a whole, or recapitalization or other significant corporate reorganization of the Company or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution); or (f) any combination of the foregoing.
“Tax Return” means any report, return (including information return), claim for refund or declaration required to be filed or actually filed with a Governmental Entity in connection with the determination, assessment or collection of any Tax, including any schedule or attachment thereto, and including any amendments thereof.
“Taxes” means all taxes, fees, levies, duties, tariffs, imposts and other similar charges in the nature of a tax imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, real property, personal property, sales, use, goods and services, net worth, capital stock, business license, occupation, commercial activity, customs duties, alternative or add-on minimum, environmental, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, transfer, registration, value-added and gains tax, and any interest, penalties or additional amounts imposed in respect of any of the foregoing.
“Termination Fee” means an amount equal to $19,980,000.
“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the U.S. Department of Treasury.
“U.S.” means the United States of America.
“U.S. Government” means the federal government of the U.S. and any agencies, instrumentalities and departments thereof.
“WARN Act” means the Workers Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law.
“Willful Breach” means a material breach of a covenant or agreement in this Agreement caused by a deliberate and intentional act or a deliberate and intentional failure to act on the part of the breaching party with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement and such act or failure to act constitutes a material breach of this Agreement.
(b)The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Alternative Commitment Letter”	Section 5.14(c)
“Alternative Financing”	Section 5.14(c)
“Antitrust Filings”	Section 6.1(b)
“Applicable Date”	Section 3.5(a)
“Bankruptcy and Enforceability Exceptions”	Section 3.3(a)
“Book-Entry Shares”	Section 2.2(b)(ii)
“Certificate of Merger”	Section 1.2(b)
“Certificates”	Section 2.2(b)(i)
“Closing”	Section 1.2(a)
“Closing Date”	Section 1.2(a)
“Closing Failure Written Confirmation”	Section 7.4(c)
“Company”	Preamble
“Company Acquisition Agreement”	Section 5.3(a)
“Company Benefit Plan”	Section 3.11(a)
“Company Board”	Recitals
“Company Board Recommendation”	Section 3.3(b)
“Company Bylaws”	Section 3.1
“Company Charter”	Section 3.1
“Company Common Stock”	Recitals
“Company Continuing Employees”	Section 5.7(a)

“Company Disclosure Schedule”	Article 3
“Company Employee”	Section 3.11(a)
“Company Leased Real Property”	Section 3.14(a)
“Company Material Contract”	Section 3.16(b)
“Company Option”	Section 2.4(a)
“Company Preferred Stock”	Section 3.2(a)
“Company PRSU”	Section 2.4(b)
“Company PRSU Consideration”	Section 2.4(b)
“Company Real Property Lease”	Section 3.14(a)
“Company Registrations”	Section 3.18(a)
“Company Related Parties”	Section 7.6(g)
“Company RSU”	Section 2.4(b)
“Company RSU Consideration”	Section 2.4(b)
“Company SEC Documents”	Section 3.5(a)
“Company SEC Financial Statements”	Section 3.5(b)
“Company Stockholder Approval”	Section 3.3(c)
“Company Stockholders Meeting”	Section 5.4(a)
“Confidentiality Agreement”	Section 5.2(b)
“Consents”	Section 3.4(a)
“Continuation Period”	Section 5.7(a)
“Customer Data”	Section 3.18(j)
“Data Room”	Section 8.9
“Debt Commitment Letter”	Section 4.5(a)
“Debt Financing”	Section 4.5(a)

“DGCL”	Recitals
“Dissenting Shares”	Section 2.3
“Effect”	Section 8.3(a)
“Effective Time”	Section 1.2
“Employees”	Section 3.12(a)
“End Date”	Section 7.2(a)
“Excluded Benefits”	Section 5.7(a)
“Excluded Shares”	Section 2.1(a)
“Expense Reimbursement Obligation”	Section 7.6(j)
“Fee Letter”	Section 4.5(a)
“Governmental Antitrust Authority”	Section 5.5(c)
“HSR Act”	Section 8.3(a)
“Incremental DDTL Loans”	Section 4.5(c)
“Indemnification Agreements”	Section 5.8(a)
“Indemnified Party”	Section 5.8(a)
“Intervening Event Notice Period”	Section 5.3(d)(ii)
“IT Systems”	Section 3.18(e)
“Letter of Transmittal”	Section 2.2(b)(i)
“Maximum Premium”	Section 5.8(c)
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Non-Recourse Party”	Section 8.14
“Option Consideration”	Section 2.4(a)

“Organizational Documents”	Section 3.1
“Parent”	Preamble
“Parent Benefit Plans”	Section 5.7(b)
“Parent Related Parties”	Section 7.6(h)
“Parent Subsidiary”	Section 4.3(a)
“Parent Termination Fee”	Section 7.6(d)
“Parent Welfare Benefit Plan”	Section 5.7(b)
“Paying Agent”	Section 2.2(a)
“Paying Agent Agreement”	Section 2.2(a)
“Payment Fund”	Section 2.2(a)
“Permits”	Section 3.10
“Privacy Notices”	Section 3.18(k)
“Required Amount”	Section 4.5(c)
“Shares”	Recitals
“Superior Proposal Notice Period”	Section 5.3(d)(i)
“Surviving Corporation”	Section 1.1(a)
“Top Customer”	Section 3.21(a)
“Top Vendor”	Section 3.21(b)
“Transactions”	Section 1.1(a)
“Truist”	Section 3.22
8.4Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
8.5Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
8.6Entire Agreement. This Agreement (including all exhibits, annexes, and schedules referred to herein), the Company Disclosure Schedule, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, and the Company Disclosure Schedule (other than an exception expressly set forth as such in the Company Disclosure Schedule), the statements in the body of this Agreement will control.
8.7Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as contemplated by the last sentence of Section 5.14, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, may directly or indirectly assign its rights or obligations hereunder, voluntarily or involuntarily, including by Change of Control, merger (whether or not such party is the surviving corporation), operation of law, or any other manner, without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that prior to the Effective Time, Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to Parent or to one or more of Parent’s direct or indirect wholly owned subsidiaries.
8.8No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Sections 2.2, 5.8, 7.5, 7.6(g), 7.6(h), 8.14 or 8.15, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
8.9Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the word “or” is not exclusive. The words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or paragraph hereof. The word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not mean simply “if”. The word “will” shall have the same meaning as “shall” and vice versa. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. When used in reference to the Company or its Subsidiaries, the term “material” shall be measured against the Company and its Subsidiaries, taken as a whole. The words “made available to Parent” and words of similar import refer to documents (a) posted to the data room maintained by the Company or its Representatives in connection with the Transactions (the “Data Room”) or (b) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case of clauses (a) and (b), at least two (2) Business Days prior to the date of this Agreement. Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Articles and Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall be disjunctive and shall not be deemed to be exclusive. Unless the context otherwise requires, any reference to (i) any Person shall be deemed to refer to such Person’s successors and permitted assigns, and, in the case of any Governmental Entity, to any Person(s) succeeding to its functions and capacities, (ii) any Law shall be deemed to refer to all rules and regulations promulgated thereunder and (iii) any Contract, Organizational Document or Law shall be deemed to refer to such Contract, Organizational Document or Law as amended, supplemented or otherwise modified from time to time (and in the case of any Contract or Organizational Document, in accordance with the terms hereof or thereof, as applicable), and in effect at any given time (and in the case of any Law, to any successor provisions) (provide that for purposes of any representations and warranties contained in this Agreement that are made as of a specified date, references to any Law shall be deemed to refer to such Law as amended, supplemented or otherwise modified, in each case, as of such date). Any reference to any “day” or any number of “days” without explicit reference to “Business Days” shall be deemed to refer to a calendar day or number of calendar days. If any action is to be taken on or by a particular calendar day that is not also a Business Day, then such action may be deferred until the immediately succeeding Business Day. The phrases “ordinary course” or “ordinary course of business” when used with respect to any Person means taking or refraining to take any action, if such action by such Person is consistent with the past practices of such Person (including with respect to volume and frequency) and is taken in the ordinary course of the operations of such Person. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or a material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Company Material Adverse Effect. The information contained in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained in the Company Disclosure Schedule shall be deemed to be an admission by the Company to any third party of any matter whatsoever (including any violation of Law or breach of Contract).
8.10Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
(a)This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
(b)Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery or any federal court sitting in the State of Delaware in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such courts, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such courts. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).
8.11Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in. PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.
8.12Specific Performance; Remedies Cumulative.
(a)The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, subject to Section 8.12(d), the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. For the avoidance of doubt, notwithstanding anything else in this Agreement, in no event shall specific performance of the Company’s, Parent’s or Merger Sub’s obligation to consummate the Merger survive the valid termination of this Agreement in accordance with its terms.
(b)Except as otherwise provided in this Agreement and subject to Section 8.12(d), each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; and (ii)  no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.12, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.
(c)Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy; provided, that, for the avoidance of doubt, and without limiting a party’s ability to pursue both a grant of specific performance or other equitable remedies to cause the other parties hereto to consummate the Closing and the payment of any money damages in the alternative, in no event shall a party hereto (or anyone claiming through such party’s or on such party’s behalf) be permitted or entitled to receive or retain both (i) a grant of specific performance or other equitable relief, including pursuant to the terms of this Section 8.12, and (ii) payment of all or any portion of the Parent Termination Fee or Termination Fee, as applicable, or any monetary damages, remedy or award.
(d)It is explicitly agreed that the Company shall only have the right, in accordance with and subject to the terms and limitations of this Section 8.12, to an injunction, specific performance or other equitable remedies to enforce, or in connection with enforcing, Parent’s and Merger Sub’s obligations to consummate the Merger, and that such remedies shall only be available if, and only if, each of the following conditions shall have been satisfied: (i) all of the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their terms or nature are to be satisfied by the delivery of documents or the taking of actions at the Closing, which conditions are capable of being, and are reasonably likely to be, satisfied at the Closing if the Closing were to occur) have been satisfied or waived in accordance with this Agreement, (ii) the Company has delivered to Parent a Closing Failure Written Confirmation in accordance with Section 7.4(c), (iii) Parent and Merger Sub have failed to consummate the Merger within four (4) Business Days after the Company has delivered such notice, (iv) the applicable Financing Sources have confirmed in writing that the Debt Financing (or any alternative Debt Financing) has been funded or will be funded at the Closing on the terms set forth in the Debt Commitment Letter if the Closing occurs on the terms contemplated in this Agreement (or words to that effect) and (v) the Company has irrevocably confirmed in writing that if specific performance is granted and the Debt Financing is funded, then the Closing will occur on the terms contemplated in this Agreement. For the avoidance of doubt, in no event shall the Company be entitled to seek to enforce specifically Parent or Merger Sub’s obligations to consummate the Closing if the Debt Financing has not been funded (or will not be funded at the Closing).
8.13Disclaimer of Projections. Parent and Merger Sub acknowledge that in connection with their investigation of the Company’s business, Parent and Merger Sub have received or may receive certain projections, including projected statements of operating revenues and income from operations of the Company’s business, cost estimates and certain business plan information. Parent and Merger Sub agree that they each take full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, other forecasts, summaries, plans and presentations so furnished to it, whether orally or in writing or in materials made available in the Data Room, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, none of the Company, their affiliates, nor any other Person is making any representation or warranty with respect to any estimates, projections, other forecasts, summaries, plans or presentations, including the reasonableness of the assumptions underlying such estimates, projections, other forecasts, summaries, plans or presentations, and Parent and Merger Sub hereby disclaim any reliance on such estimates, projections, other forecasts, summaries, plans and presentations and agrees that it has not relied thereon.
8.14Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, except the Confidentiality Agreement, in each case, to the extent set forth, and subject to the limitations, therein. Except as set forth in this Agreement or the Confidentiality Agreement, no former, current or future officers, employees, directors, partners, equityholders, managers, members, attorneys, agents, advisors or other Representatives of any party hereto (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the Transactions or in respect of any written or oral representations made or alleged to be made in connection herewith. In furtherance and not in limitation of the foregoing, each party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Transactions shall be sought or had against any Non-Recourse Party, except for claims that any party may assert against (a) another party solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (b) pursuant to the Confidentiality Agreement.
8.15Debt Financing Matters. The parties hereby agree that (a) no Financing Source shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 8.15 shall limit the liability or obligations of the Financing Sources under the Debt Commitment Letter or the Fee Letter, limit the rights that Parent or Merger Sub may assert against the Financing Sources pursuant to the terms and conditions of the Debt Financing, Debt Commitment Letter, Alternative Commitment Letter or Alternative Financing, or limit the Company’s rights to specific performance in accordance with this Agreement), (b) any claim, suit, action or proceeding of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Financing Source arising out of or relating to the transactions contemplated pursuant to this Agreement, the Debt Financing (or Alternative Financing), the Debt Commitment Letter (or Alternative Commitment Letter), the Fee Letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the Borough of Manhattan in the City of New York, (c) any interpretation of the Debt Commitment Letter or the Fee Letter will be governed by, and construed and interpreted in accordance with, the laws of the State of New York, except as explicitly set forth therein(including in respect of certain matters being construed and interpreted in accordance with the Laws of the State of Delaware as further specified therein), (d) no party hereto will bring, permit any of their respective Affiliates to bring, or support anyone else in bringing, any such claim, suit, action or proceeding described in the foregoing clause (b) in any other court, (e) the waiver of rights to trial by jury set forth in Section 8.10 applies to any such claim, suit, action or proceeding, described in the foregoing clause (b), (f) only Parent (including its successors and permitted assigns under the Debt Commitment Letter) and the other parties to the Debt Commitment Letter at their own direction shall be permitted to bring any claim against a Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter, (g) no amendment or waiver of this Section 8.15 that is adverse in any material respect to the Financing Sources shall be effective without the prior written consent of the Financing Sources and (h) the Financing Sources are express and intended third party beneficiaries of this Section 8.15. This Section 8.15 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.
[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

PARENT:

Continental Buyer, Inc.

By:	/s/ David Pierre
David Pierre
Chief Executive Officer

MERGER SUB:

Prevail Merger Sub, Inc.

By:	/s/ David Pierre
David Pierre
Chief Executive Officer

THE COMPANY:

Performant Healthcare, Inc.

By:	/s/ Simeon M. Kohl
Simeon M. Kohl
Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]